82-34636

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMI[redacted]
(212) 225-[redacted]

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

02042584

July 12, 20

Writer's Direct Dial: (212) 225-2698
E-Mail: vmehta@cgsh.com

SUPPL

VIA COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: America Telecom, S.A. de C.V. Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-5251)

Ladies and Gentlemen:

On behalf of our client, América Telecom, S.A. de C.V. (the "Company"), we are furnishing this letter and the enclosed information pursuant to paragraph (b)(iii) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934.

Please do not hesitate to call the undersigned (at 212-225-2698) if you have any questions or require any further information.

Sincerely,

Vikram Mehta / JC

Vikram Mehta

Enclosures

dlw 7/15

AMÉRICA TELECOM, S.A. DE C.V.

Submission Pursuant to Rule 12g3-2(b)

[UNOFFICIAL TRANSLATION,
FOR INFORMATION PURPOSES ONLY]

INFORMATION BROCHURE

AMÉRICA TELECOM, S.A.DE C.V.

INFORMATION BROCHURE UNDER THE TERMS PROVIDED FOR IN ARTICLE 14 BIS 1 OF THE SECURITIES MARKET LAW

The present information brochure was prepared in accordance with the terms of article 14 Bis 1 of the Stock Market Law, to request the listing in the National Securities Registry ('Registro Nacional de Valores') of "A-1" Series stock issued by America Telecom, S.A. de C.V., which was incorporated as a result of the corporate spin-off of Carso Global Telecom, S.A. de C.V.

The "A-1" Series shares can be acquired indistinctly by Mexican or foreign individuals or corporations.

The listing of the shares representing the capital stock of America Telecom, S.A. de C.V., was authorized by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and are listed in the Securities Section of the National Securities Registry and shall be listed in the Mexican Stock Exchange, ('Bolsa Mexicana de Valores, S.A. de C.V.').

Listing in the National Securities Registry does not imply certification regarding merit of the securities nor the creditworthiness of the issuer.

Mexico, D.F., April 30th of 2002 Reg. RNV: DGA-668-13668

This brochure can be consulted on the Internet website of the Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx.

AMÉRICA TELECOM, S.A. DE C.V.
INFORMATION BROCHURE

I) GENERAL INFORMATION

1) Glossary of Terms and Definitions
2) Persons responsible for the Information Contained in the Information Brochure Project
3) Executive Summary
4) Risk Factors
5) Information Sources and Experts' Statements
6) Other securities listed in the NSR ('RNV')
7) Documents of a Public Nature
8) America Movil Information

II) THE COMPANY.

1) Issuer's History and Development
2) Business Description
    a) Main Activity
    b) Distribution Channels
    c) Patents, Licenses, Brands and Other Contracts
    d) Main Clients
    e) Applicable Legislation and Tax Regime
    f) Human Resources
    g) Market Information
    h) Financial Information per Line of Business
    i) Corporate Structure
    j) Description of Main Assets
    k) Judicial, administrative or arbitration proceedings
    l) Shares that represent capital stock
    m) Dividends
    n) By – Laws and other agreements
    o) Administrators and Stockholders
    p) Operations with Related Parties and Conflict of Interests

III) FINANCIAL INFORMATION

1) Selected Financial Information
2) Relevant Credit Reports
3) Management Comments
    a) Operation Results
    b) Financial Situation, Liquidity and Capital Resources
    c) Prospects and Information regarding Recent Trends

IV) ATTACHMENTS[1]

[1] Attachments (A), (B) and (F) are incorporated by reference to America Movil's Annual Report on Form 20-F filed on July 2, 2002 (File No. 1-16269). Attachment (C) is incorporated by reference to America Movil's Report on Form 6-K filed on May 6, 2002 (File No. 1-16269).

A) Information of America Movil, S.A. de C.V.

B) Comments and Analysis by management regarding Operation Results and Financial Situation of America Movil, S.A. de C.V.

C) Financial Information of America Movil, S.A. de C.V. as of March 31 of 2002

D) Audited Consolidated Financial Statements as of December 31st of 2000 and 1999 of America Telecom, S.A. de C.V., with a limited revision as of the 31st of 2001.

E) Audited Consolidated Financial Statements as of December 31st of 2001 of America Telecom, S.A. de C.V.

F) Audited Consolidated Financial Statements as of December 31st of 2001 of America Movil, S.A. de C.V.

"No brokers / dealers, representative with power of attorney to conduct transactions with the public or with any other person, has been authorized to provide information or to make any statement that is not contained in this information brochure. Consequently, any information or statement that is not contained in this information brochure must be understood as not authorized by the Company."

I. GENERAL INFORMATION

1. Glossary of Terms and Definitions

America Movil	America Movil, S.A. de C.V.
America Telecom	America Telecom, S.A. de C.V.
Americel	Americel, S.A.
Analogic	Transmission method that employs continuous electromagnetic signals that vary in range and / or frequency.
ARBROS	ARBROS Communications, Inc.
ATL	Algar Telecom Leste, S.A.
Band	Range of frequencies between two defined limits.
BANXICO	Banco de Mexico (Mexican Central Bank)
BCI	Bell Canada International, Inc.
BMV	Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange).
BNDES	Banco Nacional de Desenvolvimiento Economico y Social (National Bank for Economic and Social Development).
Cablevision	Empresas Cablevision, S.A. de C.V.
Canabras	Canabras Communications Corp.
CCPR	Cellular Communications of Puerto Rico, Inc.
CDMA	Code Division Multiple Access. Cellular digital technology standard that provides increased traffic capacity. CDMA increases its capacity through the transmission of a great number of simultaneous conversations on one sole channel.
CDPD	(Cellular Digital Packet Data). Platform for data transmission in the form of packets within Analogical and / or TDMA Digital cellular networks.
CNBV	Comision Nacional Bancaria y de Valores (National Banking and Securities Commission)

COFETEL	Comision Federal de Telecomunicaciones (Federal Telecommunications Commission)
Company	America Telecom, S.A. de C.V.
Comcel	Comunicacion Celular, S.A.
CompUSA	CompUSA, Inc.
Conecel	Consorcio Ecuatoriano de Telecomunicaciones, S.A.
CPP	Calling Party Pays. Format under which the user of the local service that originates the call must pay the associated rates (rates for originating commuted traffic in addition to those that correspond to traffic delivery and termination on the public telecommunications network authorized to render local mobile service).
CSD	Circuit Switched Data. System that allows data transmission occupying a voice circuit inside a cellular system.
Digital	Method for the storage, processing and transmission of information through the use of electronic or optic pulses that represent the 0 and 1 binary system. Digital and switching transmission technologies use a series of discreet and distinctive pulses that represent information, contrary to the continuous Analogic signal.
GCA	Global Central America, S.A. de C.V.
GCarso	Grupo Carso, S.A. de C.V.
Genesis	Genesis Telecom, C.A.
Gsanborns	Grupo Sanborns, S.A. de C.V.
GSM	Global System for Mobile communications. Network that includes transmission scheme, network architecture, network services, among others, proposed as "standard" for cellular radio. This system is the standard in Europe and many countries in Asia, in addition to being one of the standards proposed for personal communications services in North America.
Iberbanda	Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.).
IESPyS	Special Products and Services Tax.
INDEVAL,	S.D. Indeval, S.A. de C.V., Securities Deposit Institution.

INPC	Índice Nacional de Precios al Consumidor (National Index of Consumer Prices).
ISR	Impuesto Sobre la Renta (Income Tax).
Occel	Occidente y Caribe Celular, S.A.
PCGA	Principios de Contabilidad Generalmente Aceptados (Generally Accepted Accounting Principles).
RNV	Registro Nacional de Valores (National Securities Registry).
SBCI	SBC International, Inc.
SCT	Secretaria de Comunicaciones y Transportes (Secretariat of Communications and Transportation).
Sercotel	Sercotel, S.A. de C.V.
Sercom	Servicios de Comunicaciones Personales Inalambricas, S.A. Telgua operates its cellular network through this affiliate company.
Speedy Movil	Speedy Movil, S.A. de C.V.
Techtel	TechTel-LMDS Comunicaciones Interactivas, S.A.
Telcel	Radiomovil Dipsa, S.A. de C.V.
Telecom Americas	Telecom Americas, Ltd.
Telet	Telet, S.A.
Telgua	Telecomunicaciones de Guatemala, S.A.
Tess	Tess, S.A.
TDMA	Time Division Multiple Access. Digital cellular technology standard, that provides more traffic capacity by means of linking conversations in one single channel using shared time methods.
Tracfone	Tracfone Wireless, Inc., formerly Topp Telecom, Inc.

2. People Responsible for the Information contained in the Information Brochure

As part of the application for the listing and public offering of the shares representing the Company's capital stock, the people mentioned following presented before the CNBV and the BMV, guarantee letters, by means of which they have stated that they have no knowledge of any relevant information that may have been omitted, falsified or that may lead to error contained in this information brochure:

America Telecom, S.A. de C.V.:	Lic. Daniel Hajj Aboumrad General Director
Franck, Galicia y Robles, S.C.:	Lic. Rafael Robles Miaja Partner

3. Executive Summary

America Telecom, S.A. de C.V. ("America Telecom" or the "Company") was incorporated December 5th of 2001 as the result of the corporate spin-off of Telecom agreed at the special general meeting of Telecom stockholders carried out on November 30th of 2001, with the purpose of separating, in the Company, the title ownership of the shares of America Movil, whose main activity is conducted in the wireless telephone industry and in different international investments.

The Company was incorporated with a net worth of $14,947,357,407.00 M.N. -Mexican National Currency, of which $967,250,556.49 M.N. corresponded to its capital stock.

The Company directly holds the total amount of shares that represent the capital stock of America Movil, which was owned by Telecom. In addition, by virtue of Telecom's spin-off, rights and obligations were transferred to the Company related to two financial transactions derived in regard to shares that represent America Movil's capital stock, for an amount of approximately $120 million dollars, carried out with The Chase Manhattan Bank in the month of October of 2001 and with Morgan Guaranty Trust Company of New York in the month of October of 2001.

On the other hand, and also by virtue of the spin-off, the Company received: (i) the rights and obligations derived from the agreement entered into on March 13th of 2001 between Telecom and SBCI in regard to its investment in America Movil; (ii) the rights derived from the Irrevocable Trust Agreement entered into by Banco Internacional, S.A. Departamento Fiduciario (Fiduciary Department) as Trustor, Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria (Fiduciary Division) as Fiduciary / Trustee and SBCI as Trust Beneficiary; (iii) the rights and obligations derived from the Services Rendering Agreement entered into between America Movil and Telecom; (iv) the total amount of shares that were the property of Telecom, representative of the capital stock of Corporativo Empresarial de Comunicaciones, S.A. de C.V.; and (v) the Notes (debt instruments) issued by Telecom Americas Investments, Ltd. and guaranteed by Bell Canada International, Inc., property of Telecom with an approximate par value of U.S. $92.7 million dollars.

The same as Telecom, the Company is a (stock) holding company, and therefore the Company has no employees, for which reason its administrative services are provided by an affiliate firm. On the 31st of December of 2001, 61.82% of America Movil's voting stock was directly or indirectly the property of the Company.

All of the Company's operations are carried out through its subsidiary America Movil. America Movil was incorporated in September of 2000 immediately after the spin-off of Telmex, Mexico's largest local and long distance telephone service licensee. America Movil was established as a company that is independent of Telmex.

America Movil, through its subsidiary Telcel, is the leading licensee in cellular telecommunications in Mexico. Through Telmex, we provide cellular telecommunication

services throughout the nine cellular regions in which Mexico is divided, with a network that covers approximately 31.4% of the Mexican Republic's geographic area, including the main cities and approximately 89.6% of Mexico's population. On December 1st of 2001, Telcel had 26.6 million cellular phone subscribers and more than 70% of the Mexican wireless market share.

Through America Movil and its subsidiaries, we have subsidiaries and joint ventures in the telecommunications sector in Guatemala, Ecuador, Brazil, Colombia, Venezuela, Argentina, Uruguay, United States, Puerto Rico, Mexico and Spain. In November of 2000, conjointly with BCI and SBC, we incorporated Telecom Americas, a co - investment that holds several of our international investments.

We expect to have the opportunity of expanding our presence outside of Mexico, especially in the United States and Latin America because we consider that the telecommunications sector shall continue with a certain amount of growth, technological changes and consolidation. We can take advantage of these opportunities by means of Telecom Americas or through direct investments or other strategic alliances. We are not able to guarantee the measure, the moment and the cost of future international investments and if such investments may involve risks to which we have not been exposed previously.

FINANCIAL SITUATION

AMERICA TELECOM

CONSOLIDATED FINANCIAL SITUATION
(Thousands of pesos in real terms at close of 2001)

	1999	2000	2001
SALES	16,183,196	30,095,016	41,363,913
OPERATING PROFIT	2,297,419	2,905,854	6,073,435
NET PROFIT	1,069,895	257,593	(158,249)
EBITDA	3,857,996	5,994,753	10,550,609
TOTAL ASSETS	69,184,652	91,774,991	93,415,612
TOTAL LIABILITIES LONG TERM	4,238,479	2,288,495	19,408,007
NET WORTH	15,596,464	15,561,056	13,662,660
WEIGHTED AVERAGE OF THE STOCK (millions)	3,759.6	3,784.0	3,765.8
PROFIT PER SHARE	0.2846	0.0681	(0.0420)

4. Risk Factors

The Company and its direct and indirect subsidiaries are exposed to the structural change of the economic and financial adjustments that are experienced in the domestic market as well as in the international markets, the same as to multiple other risk factors.

The following are the risk factors that the Company considers could represent the major impact on the Company, on America Movil and on their results of operation and that must therefore be considered by the investing public.

The risks and uncertainties that are described are not the only ones the Company faces. However, the intention is to describe those of most importance, aware of the fact that there are others that could also affect the Company's operations and activities.

Risks Related to the Telecom Spin-Off

The Spin-Off Shall Substantially Change Operations and the Financial Situation.

By the resolution of the special stockholders meeting of Telecom that took place November 30th of 2001, it was agreed to spin-off, among other assets and liabilities, the total amount of shares that represented the capital stock of America Movil, owned by Telecom. Previously, Telecom was a more diversified enterprise than it is now after the spin-off. The operations it handled in an indirect manner consist of those that are now carried out by its subsidiary Telmex, which basically are services related with stationary /fixed (immobile) telephony in Mexico, including Internet and data transmission, and which might have less possibility of growth in the future than those that were spinned-off. In view of the fact that the company essentially participates in mobile telecommunications, its operations may find themselves affected by the development and commercial success of providers of wireless services and of other technologies.

Contingent Liabilities Related to Certain Operations that were Transferred to the Company in the Spin-Off

In accordance with Mexican laws, Telecom is jointly and severally liable for the obligations that were transferred to the Company in the spin-off for a three year period counted as of the date when the spin-off resolution was published. Nevertheless, this liability does not apply to any obligation with any creditor that may have granted express consent releasing Telecom from any such liability and approving the spin-off. Telecom cannot be released from the mentioned commitments without the consent of the respective beneficiaries. However, the obligations / commitments that were transferred were minimum.

Financial Information Included in the Present Information Brochure

This Information Brochure includes the Company's consolidated financial statements, certified and audited to the 31st of December of 2000 and 2001 and for the years that ended the 31st of December of 1999 and 2000. The financial statements audited to the 31st of December of the year 2001 have been prepared upon consolidated basis. The financial statements audited to the 31st of December of 2000 and for the year ending the 31st of December of 1999, have been prepared on consolidated basis of Telecom's historic accounting records and represent the consolidated historic operations of the operations that Telecom transferred to us during the spin-off that incorporated the Company. Inasmuch as the Company was incorporated on December 5th of 2001 as the result of Telecom's spin-off, the consolidated financial statements of the Company to the 31st of December of 1999 and 2000 are prepared as if the Company had been incorporated on the 1st of January of 1999, using Telecom's historic financial information as a basis. In view of the prior, the mentioned financial statements reflect the Company's situation as if it had been operating throughout the fiscal years 1999 and 2000. Nevertheless, it cannot be assured that the Company's results would have been the same, if it had been incorporated on said date. *See "The Company" under Item II. I. History and Development of Issuer, incorporation page 19 and see "Information Sources and Experts' Statements", page 18.*

Risks Related to our Senior Partners / Stockholders and to Capital Structure

We are controlled by one Stockholder

On the 31st of December of 2001, 61.82% of the voting stock of America Movil was directly or indirectly owned by the Company, which is controlled by Carlos Slim Helu and members of his immediate family who can designate the majority of our Board of Directors and determine the result of other actions that require the stockholder's vote.

We have important transactions with Affiliate Companies, particularly Telmex, that create potential conflict of interests

We conduct operations with several other affiliate companies. Transactions with affiliated enterprises could generate potential conflict of interests.

Risks Related with the Development in Mexico and in other Countries with Emergent Markets

Mexico's economic and political conditions can adversely affect our operations

Our main commercial operation is conducted in Mexico. As a result of this, our operations could be affected seriously by the general conditions of Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, by changes in the tax regime that applies to our services or by political events that could take place in Mexico.

Mexico has experienced adverse economic conditions

Mexico has suffered various economic crises as the aftereffect of the peso devaluation in December of 1994. In recent years, the economic crisis in Asia, Russia, Brazil, Argentina and other emerging markets, as well as the de – acceleration of the United States economy have adversely affected Mexican economy and could do so again. In 1999, the 'PIB' (GNP) increased 3.7% and inflation reached 12.3%. By the year 2000, the growth of the PIB was 6.9%, whereas inflation dropped to 8.9%. According to the information issued by BANXICO and the INEGI, by September 30th of 2001, the PIB growth was 1.7% and by December 31st of 2001, inflation was 4.40%. The Mexican government has estimated that in 2002 the growth of the PIB shall be 1.5% and that inflation shall be 4.80%, but these estimates may or may not be correct.

If the Mexican economy should drop into a recession or if inflation and interest rates increase substantially, our operations, financial situation and the result of our operations could suffer important adverse consequences due, among other things, to the fact that the demand for wireless communication services could decline and it could be difficult for consumers to pay for the services we offer.

The depreciation or fluctuation of the Peso in relation to the Dollar could adversely affect our financial situation and the operation results.

We are affected by the fluctuations in the value of the peso because an important portion of our financial assets (in America Movil 60% to September 30th of 2001) and of our debt (America Movil 88.2% to September 30th of 2001) is denominated in foreign currency, mainly in

Dollars. In the past we had more assets than liabilities denominated in foreign currency, so we have had exchange profits when the peso was depreciated and exchange losses with the appreciation of the peso.

To September 30th of 2001, America Movil had more liabilities than assets denominated in foreign currency and expects to continue the same. Therefore, it expects to acknowledge exchange losses when the peso is depreciated in regard to foreign currencies.

A severe depreciation or devaluation of the peso can also affect the international exchange markets and can limit our capacity to transfer or to convert Pesos to Dollars and to other currencies in order to make the timely payment of the interest and the capital of our debts. At present, even though the Mexican government does not restrict nor for many years has it restricted the right or capacity of Mexican or foreign persons or entities to convert Pesos to Dollars or to transfer other currencies out of Mexico, the government could establish restrictive exchange policies in the future. It is probable that exchange fluctuations shall continue to affect our financial situation, the result of operations and the cash flows in future periods.

High inflation levels and high rates of interest in Mexico could unfavorably affect our financial situation and the results of operations

Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, measured by the changes in the INPC (National Income Per Capita), was 18.6 for 1998; 12.3% for 1999 and 8.9% for 2000. According to information issued by BANXICO, inflation to December 31st of 2001 was 4.40%. The interest rate of 28-day CETES (Treasury Certificates), was at an average of 24.5% in 1998; 21.4% in 1999 and 15.3% in 2000. According to the information published by BANXICO, the 28 day CETES' interest rate averaged 12.62% to September 30th of 2001. The high interest rates in Mexico could have an adverse material effect on our costs and consequently on our financial situation and in the results of our operations.

Modifications to the tax regime applicable to the services we provide could affect our operation results

On January 1st of 2002, the Mexican Congress published the decree by means of which several articles of the IESPyS (Special Products and Services Tax) Law were reformed, added to, and revoked. The decree establishes the creation of a special 10% tax on the rendering of telecommunication and connected services, among which is the rendering of cellular telephony services under contract, prepaid cellular telephony services in regard to services that are provided by means of prepaid cards that include more than Ps.200 (Mexican Pesos), as well as restricted television services, such as cable television services. We cannot predict the impact that this new tax shall have on Telcel's operation results due, among other things, to the fact that the demand for cellular telephony and restricted television services may decline and it may be difficult for consumers to pay for the services we offer.

Political events in Mexico could affect Mexican economic policy and our operations

Mexican political events could also substantially affect our operations and the performance of Mexican securities, including our instruments. In the last presidential elections in Mexico, that took place July 2nd of 2000, Vicente Fox of the opposition party Partido Accion Nacional (PAN) won the presidency. His victory ended more than 70 years of the presidential regime of the Partido Revolucionario Institucional (PRI). Neither the PRI nor the PAN were able to gain a majority in the houses that represent Congress in Mexico.

After one year of President Vicente Fox's government and even though he has announced his intention of guaranteeing a smooth transition with regard to the previous administration, there exists the possibility that the change in the Mexican government could produce changes in Mexico's economic policies that could adversely affect our operation. Even though members of the PAN have governed several states and municipalities, the PAN has not governed at the national level ever before. In the recent past, the transference of power after presidential elections has been accompanied by an important deterioration of the economy. Power transference could, among other things, bring about monetary instability. A change in economic policy, as well as monetary instability, could adversely affect our operation, our financial situation, the prospects and the results of operations. In addition, we cannot predict the impact that the new administration shall have upon the Mexican telecommunications regulatory environment.

The events in other countries with emerging markets could adversely affect our businesses at the market price of our securities.

Many of our investments and co – investments as well as a substantial part of our total assets are in countries with emerging markets, including Guatemala, Ecuador, Brazil, Colombia, Uruguay, Venezuela and Argentina. As a result of this, the economic and political events of these countries, including the future economic crises and political instability, could have an adverse material effect on our operations and therefore affect our results.

In addition, the market value of the stock of Mexican companies is affected, in a different measure, by the economic and market conditions in other countries with emerging markets. Even though the economic conditions of such countries could differ importantly from the economic situation in Mexico, the reactions of investors to events in these other countries could adversely affect the market value of the Mexican issuers stock.

Mexico' development and its relation with recent world events

At the end of October of 1997, prices of Mexican debt securities as well as Mexican capital securities fell substantially, precipitated by the abrupt fall of the stock exchanges of the Asian markets. Similarly, during the second semester of 1998, the prices of Mexican stocks were adversely affected by the economic crises of Russia and Brazil. Finally, following the terrorist attempts in the United States of September 11th of 2001, the markets showed drastic downward trends. It cannot be guaranteed that the market value of our securities shall not vary adversely, due to events in other countries, especially in countries with emerging markets.

Risks related with our wireless operation in Mexico

Substantial and each time greater competition in the wireless industry in Mexico could unfavorably affect our business

Through our subsidiary Telcel, we face substantial competition in the wireless communication industry in Mexico, our expectation are that competition shall intensify in the future as a result of the entrance of new competitors in the telecommunications market, the development of new technologies, products and services and the competitive bidding of a larger number of radio - electric spectrums.

Our subsidiary Telcel has concessions in the nine cellular regions in which Mexico is divided, to operate the wireless network using the 800 MHz (B Band) radio – electric spectrum and the PCS network using the 1900 MHz (D Band) radio – electric spectrum. We face the competition of other cellular operators using the 800 MHz (A Band) radio – electric spectrum in each of the regions in which we operate. The Mexican government has granted PCS licenses to other operators that are in the process of developing wireless services in the 1900 MHz (A, D and F Bands) radio – electric spectrum. Our competitors in Mexico include Iusacell, controlled by Verizon Wireless; Pegaso; Unefon; Bajacel; Telenor; Movitel and Cedetel; these last four companies were recently acquired by Telefonia de España.

We believe that in general, market rates for bi – directional wireless services shall become lower in the future due to increased competition. We also expect the competition to increase its publicity and promotional expenses conjointly with an increase in the demand for access to the distribution channels. All of this can lead to the existence of an increased number of options for the clients, as well as a possible movement of clients among the competition, which can make it difficult for us to retain them and to add new ones.

Our capability to compete successfully shall also depend upon our marketing and our ability to anticipate and respond to the different competitive factors that affect the industry, including new services, changes in users' preferences, demographic trends, economic conditions and competitors' discount strategies. Our incomes and profits shall be reduced if we re not capable of facing the competition and compensating price reductions by adding new clients, increasing their calls and offering new services.

It is possible that we may not be able to expand and improve our network at the appropriate time

We are in the process of expanding and improving our wireless network in Mexico. To be able to build our network, we must obtain locations / sites for Radio Bases and for the switching; obtain line rights, government authorizations and network construction permits; a complete radio frequency design for each developing area; design and installation of switching systems; radio systems, inter connection systems and support systems for the operation. We must expand and maintain our clients' attention; provide management of the network and of the administrative systems, as well as obtain additional frequencies of the radio – electric spectrum. Over the following years, it is our intention to improve our network to implement the generation of the wireless technology known as GSM.

We cannot guarantee the successful and timely execution and performance of these tasks or even if they can be carried out at all, since they depend upon external factors that are beyond our control. Our capability for the development of our network can be affected, among other factors by the availability of capital, relations with suppliers, political or regulatory factors and currency fluctuations. If were are not able to complete the expansion and modernization of our wireless network in a satisfactory manner, or if we cannot do so on a timely basis, we could loose our current and potential clients to our competitors, in addition to the possibility that one or more of our concessions could be revoked, and therefore, our results and financial situation could be affected as well

We are in great need of capital for the construction of our wireless network and for other purposes, and it is possible that we may not be able to round up sufficient capital on a timely basis or even at all.

We require capital to operate and construct the wireless network of our subsidiaries. We also require important amounts of capital to distribute and market our services and products, develop and implement new ones, as well as to instrument new wireless technologies and potentially to acquire and invest in other communications companies. To satisfy these requirements, we have had available and hope to continue having available, in part, the approximately U.S. $1.1 thousand millions in cash and short term investments that we had on September 30th of 2001. However, the international operations of our subsidiaries require large amounts of capital and to this date we have provided a substantial part of the funds of America Movil to Telecom Americas, the co – investment with BCI and SBC and to others of our international subsidiaries and co – investments. Through America Movil we could decide to finance new investments outside of Mexico. If these funds are insufficient to fulfill the requirements for capital budgeted for Telcel, it is possible that we may not be able to round up capital that is indispensable to finance any deficit on a timely basis or even at all.

In addition, we might not be able to respond on a timely basis or even at all, to new and unexpected requirements for capital, which would limit our operation and our development. Some of the factors that might cause non anticipated need for capital could be regulatory changes, changes in engineering designs, new technologies, and exchange fluctuations that could force us to diverge importantly from our business plan.

Previously, Telcel relied on Telmex, for assistance in satisfying its requirements of capital. As of the spin-off from Telmex, Telmex no longer provides resources, nor does it provide financial support nor any other type of support to Telcel. If the necessary capital is not obtained by the appropriate time, our plans for development or expansion could be delayed or abandoned or we could not comply with the regulatory expansion requirements.

Technological Advances

In view of the fact that America Movil's main line of business is wireless telecommunications, it is required that the network be improved constantly to implement the generation of wireless technology, most importantly that known as GSM.

We cannot guarantee the successful and timely execution and performance of these tasks or even if they can be carried out at all, since they depend upon external factors that are beyond our control. See Risk Factors "*It is possible that we may not be able to expand and improve our network on a timely basis*" *and* "*We are in great need of capital for the construction of our wireless network and for other purposes, and it is possible that we may not be able to round up sufficient capital on a timely basis or even at all*".

Regulatory evolution in Mexico might damage our operations and might cause the revocation of our Concessions

The Telcel operation is subject to considerable governmental regulation as well as surveillance on the part of COFETEL, and can therefore be adversely affected by changes in the Law or by actions taken by the Mexican regulatory authorities.

Mexico's Federal Telecommunications Law ('Ley Federal de Telecomunicaciones') and Telcel's Concessions include several provisions subject to which said Concessions may be revoked by the COFETEL before the date of their termination. Among other things, these Concessions may be revoked if we do not comply with the requirements of schedule construction or if we do not maintain the minimum standards of quality, service and coverage. The loss of any of these Concessions could have a significant adverse impact on our operations and on the results of the operation. The SCT is authorized to impose specific tariff rate requirements on any wireless operator that the COFECO may determine to have substantial power in the relevant market. Even though no decision has been taken regarding the wireless market in Mexico, we cannot guarantee that the regulatory authorities shall not make such a decision regarding Telcel and that they might proceed by imposing specific requirements on the tariff rates.

Risks related to our Subsidiaries and co - investments

We depend upon the relation with our partners and disagreements with said partners could damage our international enterprises and benefit our competitors.

We cannot guarantee that all of our relations with our partners shall be harmonious and successful. Some of our operations, including Guatemala and Ecuador, are conducted through the subsidiaries in which we hold a majority holding, but less than 100%. As a result of this, we must have the cooperation of our partners in certain matters in order to introduce and expand our business strategies.

Some of our operations, including the investments through Telecom Americas, our co – investment with BCI and SCB, as well as our co – investments in CCPR in Puerto Rico, are managed by means of co – investments in which we are neither majority holding partners nor do we control the vote. As a result of this, we have limited control in regard to the business strategies of these companies. For example, normally the authorization of operation and investment budgets and the distributions and contributions of stockholders' capital, require the consent of our partners. Moreover, if any of the parties should refuse to contribute the financing or to finance its corresponding portion of the capital investments, this could force us to contribute on non – proportionate bases in cases where we would not receive the increase corresponding to our percentage of participation. Disagreement with our partners could adversely affect the commercial perspectives of these companies or cause as a result the termination of the co – investment agreement under which we have our participation.

Telcom Americas, our co – investment with BCI and SBC, presents risks in regard to the international investments we have through this company.

Telecom Americas, our co – investment by means of America Movil with BCI and SBC has investments in the telecommunications sector in Brazil, Colombia, Argentina, Uruguay and Venezuela.

We hold a participation of 45.516% in Telecom Americas, and the co – investment is subject to complex provisions that govern each investor's rights in regard to the administration. Generally speaking, these provisions actually do require the agreement between America Movil and BCI in order to be able to make important decisions regarding the co – investment. Furthermore, there are certain matters where the agreement of SBC is required, in addition to the agreement of America Movil and BCI. As a result, our success in reaching our objectives

through Telecom Americas shall depend upon our ability in reaching an agreement with BCI and SBC.

Each one of the companies in which the co – investment has a participation is managed independently. Also, each one of these companies presents a variety of risks (including country risk), of an operative, commercial, financial and administrative nature, that could adversely affect the value of our participation in the co – investment.

Telecom Americas does no have voting control in many of the important operating companies

Due to the legislation that is applicable to telecommunications services in Brazil, Telecom Americas does not have voting control in ATL, Tess, Americel, Telet and Canbras. Even though we expect that Telecom Americas will eventually obtain voting control in these operating companies, we cannot guarantee that this shall happen.

The agreements by means of which Telecom Americas has its participation in the Brazilian operating companies are subject to vast government regulations. Even though the Brazilian regulatory authorities examined and approved the operations by which Telecom Americas acquired its participation in said companies, we cannot guarantee that the regulatory environment in Brazil shall not suffer changes in the future that could adversely affect our investments. The existing and future Brazilian regulatory restrictions could have a significant adverse effect upon Telecom Americas' ability to obtain voting control of its investments in Brazil or to transfer its participation in its operating companies in that country or maximize the profits of such a transference.

It is possible that our international businesses cannot expand or improve their networks in the appropriate time

Our international wireless businesses must complete the expansion of their wireless networks and, over the next ten years, carry out improvements to their networks if they want to have access to the next generation of digital technology. Additionally our subsidiary in Guatemala, Telgua, is in the process of expanding its regular (non- – mobile) telephone network. We cannot guarantee that we shall accomplish these tasks in an appropriate time or in their entirety. Our capacity to develop networks finds itself affected, among other factors by the availability of capital, relations with suppliers, political or regulatory factors and currency fluctuations. If we are not able to successfully complete the expansion and improvement of our networks, or to do so on a timely basis, we could loose current and potential clients in favor of the competitors, one or more of our concessions could be revoked and consequently our income would be affected.

Our international businesses demand substantial capital in order to expand their networks and for other purposes and it is possible that they may not be able to round up sufficient capital on a timely basis or even at all.

Our international businesses demand an important amount of resources to continue their growth and development, and it is possible that they may not be able to round up sufficient capital on a timely basis or even at all.

We shall budget capital investments of approximately U.S. $1,570.5 million for our international operations in 2001 and we are committed to contributing U.S. $230 million during 2002 to supplement the investment program. To fulfill these requirements, we have had available and hope to continue having available, in part, the approximately U.S. $1.1 thousand millions in cash and short term investments that we had on September 30th of 2001. Additionally, we also expect to use part of these funds to finance Telcel's capital investments and new international investments.

If our partners or we ourselves should decide not to contribute capital to our international operations, these enterprises would be forced to obtain capital from external credit or other external financing activities. It could turn out that these companies are not able to obtain the additional financing they need to finance their capital requirements under acceptable conditions or simply not at all.

Increased indebtedness could have a series of negative effects upon the operation of our international enterprises, including increased difficulty in order to obtain financing in the future, the use of larger amounts of profits to pay debts, as well as the imposition carried out by creditors of restrictions on sources of capital or on the operations of these enterprises.

The substantial and each time larger competition in the wireless industry could unfavorably affect the income and profits of our international businesses

Our international wireless businesses face substantial competition, from other wireless services" operators and from multiple service renderers. We are expecting competition to increase in the future, both on the side of new operators as well as from those already in existence, that wireless services market prices shall continue to decline and that the reduction of clients shall increase due to larger competition. Among other things, our competitors could increase subsidies to cellular telephones, provide free services such as access to Internet, a more rapid expansion of their networks, and a more rapid development and distribution of improved wireless technologies.

If we are not able to face the competition and compensate the decline in prices by adding new clients, increasing usage and offering new services, the income and profitability of our international businesses shall be reduced. In addition, the cost of adding new clients can continue to increase, reducing profitability even though the number of clients continues to increase.

We might not obtain or maintain favorable Roaming agreements

In countries where our businesses do not have national coverage, Roaming is an important feature for some of our clients. Our companies could loose their clients in the exact same measure that our competitors have or consider that they have better Roaming features than our enterprises. Telcel's clients can gain access to the wireless system of another operator only if their cellular (phones) are compatible with those of the other operator's system and this allows them to do Roaming on their network. Telcel is based on agreements entered into to provide the Roaming capability to clients in Latin American, the United States and in other areas where their networks do not provide service.

Some competitors could have wider coverage by means of their own networks and consequently, be less dependent upon Roaming agreements. Besides, the competitors could obtain Roaming rates lower than our own rates, which would give those competitors an advantage

in prices. In addition, the quality of the service provided by one cellular operator in a Roaming call could be inferior that the service quality provided by our companies.

Our companies also depend upon Roaming agreements with other cellular operators as a source of income when the clients of the other operators carry out Roaming in the territories where our companies provide service. If these agreements have ended or if the other operators displayed incompatible technologies, our incomes shall be substantially reduced.

Government regulations could harm our international operations

Our international businesses are subject to extensive government regulation and can be adversely affected by changes in the Law, regulations or regulatory policy. Government authorities regulate to a different degree the licenses, construction, operation, sale, re – sale and inter- connection agreements of wireless telecommunication systems in Latin America and in other countries. Any of these authorities that may have jurisdiction over our enterprises could adopt, change their regulations or take other actions that could adversely affect us. Especially, the regulation of the prices that the operators can charge for their services could have a substantially adverse effect upon us by reducing the profit margins. Many of these laws, regulations and instruments that regulate our operation, including those of Brazil, Argentina, and Ecuador, were recently adopted or entered into effect, where there is little background material that could allow us to predict the impact of these regulations on our future operations.

Many Latin American countries are carrying out programs to regularize and privatize the rendering of communications services, including wireless services. However, these programs are still in development and we cannot guarantee that the changes in the political administration shall not lead to the adoption of policies regarding competition, privatization and the establishment of taxes on communication services that may be harmful to our operations in Latin America.

Such restrictions, that could take the form of preferences in that licenses and communication assets be the property of the local companies more than of foreign companies, or of the government as opposed to the private sector, which could make it impossible for us to continue to develop our businesses. These restrictions could cause losses in income and capital investments. At present there are some restrictions, generally in the form of limitations in the percentage of our participation in co – investments in foreign markets.

Our international enterprises have concessions that are subject to being revoked.

The conditions of the licenses or concessions subject to which our international wireless companies operate normally require that the operator comply with requirements and specific network expansion programs and that they maintain a minimum standard of quality, service and coverage. Not to comply with these criteria could cause the concessions to be revoked, that fines be imposed or that other government actions be taken. We cannot provide assurance that our international enterprises can fully comply with the terms and conditions of their concessions.

We have invested in companies and in countries in which we have no prior experience and it is possible that we may not be successful in facing the new challenges and risks of these new circumstances

We have invested, by means of our subsidiaries, in an increasing number of businesses that are outside of our main activity of providing wireless telecommunication services in Mexico and we plan to continue doing so, especially in the rest of Latin America and in businesses related to the Internet, information technology and wireless telecommunications. These investments involve risks to which we have not been exposed previously and in countries in which we have no prior experience. Some of the investments are in countries such as Guatemala, Ecuador, Brazil, Colombia, Argentina, Uruguay and Venezuela, and could present a different or higher risk than what we have in Mexico. Some are in sectors in which our previous experience is limited. Many of them are companies that are beginning or expanding their operations and that require substantial investments. There cannot be any guarantee that at the end of the day these investments shall be successful.

Risks related with the wireless industry in general

Changes in the wireless industry could affect us in unpredictable ways

The wireless communication industry is experiencing an important change. This includes the each time more rapid improvements to the Analogic wireless systems, the industry's changing standards, continued improvements in the capacity and quality of Digital technology, shorter development cycles for the new products, and changes in the needs and preferences of the final consumers. In Mexico, and in the countries where we operate, there is uncertainty regarding the rhythm and scope of the increase in clients' demands and in the manner in which the prices for air time and the rent of the lines continues to drop. As a result of this, our prospects for the future are uncertain.

Our technology might not be compatible with the following generation of wireless technology

At present there are three Digital technologies for wireless communications and none of them is compatible with the others. Telcel and some of our other international firms use TDMA technology for their Digital networks. However, other wireless service renderers, including some of our international enterprises, use CDMA technology, whereas other wireless operators use GSM technology. It is possible that the next generation of wireless technology that may have extensive world acceptance may not be compatible with the technologies currently used by Telcel and our international businesses. If it is not compatible, it is possible that we shall have to carry out capital investments that may exceed our current budget to be able to update and replace our technology and infrastructure. Such an increase in capital requirements could unfavorable affect our financial situation and prospects.

It might be difficult to collect the amounts that other communications operators owe us

In the majority of the markets in which we operate, including Mexico, the person that calls a wireless number pays for the call, which operation is commonly known as CPP. If a subscriber of another cellular operator calls one of our Telcel clients in Mexico, Telcel makes a charge for interconnection for each minute that the Telcel network is in use for that call to the

cellular operator from whose network the call originates. Additionally, subject to our Roaming agreements, when a subscriber of another cellular service renderer makes a call within one of the regions in which Telcel provides its services, this operator pays Telcel the rate that applies. In the year 2000, 21.8% of the income of the America Movil operation and 24.6% of the income of the Telcel operation were attributable to charges for Interconnection and for Roaming. To September 30th of 2001, 19.76 of the income of the America Movil operation to that date and 24.3% of the income of the Telcel operation to that date were attributable to charges for Interconnection and for Roaming.

Telcel and our subsidiaries and affiliates can encounter difficulties in collecting such amounts from some of the telephone companies. Some of these companies might be our competitors. Our companies could incur in important losses if they are not able to collect due accounts from the other operators at the appropriate time or not at all. Difficulties in collection can increase administrative costs, interests paid and the risk of exchange fluctuations.

We depend on a small number of operators and distributors, if they should fail in providing us, in an efficient and timely manner, with services or equipment, our operation could be adversely affected.

Each one of our wireless operations depends upon a supplier for its switching and Radio Bases equipment, and on a supplier or a small group of special suppliers for their cellular telephones and other equipment for the clients. If we should have to replace a main switching equipment and Radio Bases equipment supplier, for instance, because this supplier did not deliver the equipment or services in a timely manner and priced economically from the cost point of view, transition to another supplier would cause delays and additional costs. Equipment supply to clients can go through periods of shortage and our capacity to grow shall be limited if we cannot count on having our suppliers assure us sufficient equipment quantity and quality.

Currently, Telcel depends mainly on Ericsson for the supply of switchboards and Radio Bases equipment. Telcel buys cellular telephones and other equipment for the clients, mainly from Nokia, Motorola, Brightpoint, Ericsson and Cellular Express.

We could incur in important costs due to wireless fraud

Our wireless operations incur in costs associated with the unauthorized use of its wireless networks, especially of its analogical cellular networks. These costs include administrative and capital costs associated with the detection, surveillance and reduction in the incidence of fraud. Fraud also produces an impact on Interconnection costs, capacity costs, administrative costs and the payments to other operators for non – collectable fraudulent Roaming. During the year 2000, Telcel reimbursed approximately Ps.8.5 million to its clients due to cellular fraud. To September 30th of 2001, Telcel has reimbursed approximately Ps. 3,228,000 to its clients for this item of expenditure. Even though we have tried to fight against this problem using anti – fraud technologies and other measures, we cannot guarantee that these efforts shall be effective or that in the future, fraud shall not generate important costs for us.

"Cloning", which is one of the forms of wireless fraud, involves the use of scanners and other electronic devices to illegally obtain the telephone numbers and the electronic series numbers during cellular transmission. These stolen telephones and the combinations of series numbers can be programmed on a cellular telephone and they can be used to obtain inadequate access to cellular networks. Fraud in Roaming takes place when a telephone programmed with a

number stolen from one of our clients, is used to make fraudulent calls to the market of another operator, which generates a Roaming charge for us that we cannot collect from the client.

Preoccupation regarding health risks associated with the use of cellular telephones could unfavorable affect our prospects

The media and other reports have connected the emission of radio – frequencies from portable wireless telephone with certain health problems, including cancer and interference with certain electronic medical devices, such as hearing – aid equipment and pace – makers. Even though we do not know of any definitive study that proves that the emission of radio – frequencies increases health problems, the preoccupation regarding the emission of radio – frequencies could discourage the use of portable cellular telephones in Mexico or in other countries where we operate, which could have an adverse effect on the results of our operations. Additionally, lawsuits have been presented in the United States against some participants in the cellular industry, alleging several adverse consequences to health as a result of the use of cellular telephones, and it is probable that in the future Telcel and our international enterprises can be the target of similar suits. Constant research and studies are being carried out in this regard and it cannot be guaranteed that additional studies and research may not prove the existence of a causative link between the emission of radio – frequencies and health problems.

5. Sources of Information and Experts' Statements

Sources of information come from the Company, Telecom, America Movil and Inbursa, as well as from the Cofetel and the Banco de Mexico. The Company cannot guarantee the exactness or ıntegrity of said information. This Information Brochure contains a summary of certain documents and information, and investors are invited to examine such information to fully understand what is discussed in this Information Brochure. In making an investment decision, investors must rely on their own evaluation of the Company, as well as of the risks involved. See section "Risk Factors". The information included in this Information Brochure is updated to the date mentioned in each case.

6. Other Securities Listed in the RNV

In 2002, the Company listed the stock representing its capital stock in the Securities Section of the RNV in the charge of the CNBV for their quotation on the BMV. There are no other securities listed in the RNV.

7. Documents of a Public Nature

The information contained in this Information brochure and in the application presented before the CNBV and the BMV, may be consulted at the latter, including the revelation regarding the degree of adherence to the Code of Better Corporate Practices, or directly at the Company" domicile located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, Mexico, D.F. The Company's telephone number is 5325-0586

8. America Movil Information

To obtain more detailed information of America Movil and its subsidiaries, as well as of its financial statements, please refer to Attachments A, B, C and G of the present Information Brochure.

II. THE COMPANY

1. Issuer's History and Development

Designation

The Company is a variable capital corporation, duly incorporated under the laws of Mexico, designated under the name of America Telecom, S.A. de C.V.

Incorporation

The Company was incorporated as a variable capital corporation, as appears in public document number 108,937 dated December 5th of 2001 before the witness of Notary Public No. 129 of the Federal District, Attorney at Law Ignacio Soto Borja y Anda, recorded in the Public Registry of Commerce of the Federal District under Mercantile Page No. 282297 dated December 13th of 2001.

Corporate Purpose

As it has been mentioned, the Company is a (stock) holding company and practically all of the Company's operations are carried out by means of its subsidiary America Movil.

In accordance with its by – laws, the Company's corporate purposes, among others, are the following activities:

"a) Acquire interest or participation in other mercantile or civil corporations, forming part in their incorporation or acquiring stock or participation in those already incorporated, as well as alienating / selling, transferring such stock or participation, and the accomplishment of all of the acts that are in order that may correspond as the controlling corporation of those corporations of which it may become holder of the majority of its stock or partner interests, b) Promote, organize and administrate all types of mercantile or civil corporations, c) Provide mercantile corporations or civil associations, with administrative, organization, fiscal, legal and technical advisory and consulting services in industrial, accounting, mercantile or financial matters and in general, any kind of advisory services to enterprises, d) Make loans to mercantile or civil corporations in which it may have a majority interest or participation or in which it may exercise the authority of designating the majority of the administrative bodies, e) Underwrite credit instruments, accept them as well as endorse, guarantee and assess them in any way, subject to the terms of Article 9° of the General Law of Credit Instruments and Operations, and support or guarantee in whatever way possible the compliance of obligations incumbent upon the corporations in which it may have majority participation or in which it may use and exercise the authority of designating the majority of the Administrative bodies, or of any third party, f) Buy, sell, sell"switch", in cash, futures sale or in installments, shares / stock, bonds, commercial paper, stock certificates, banking acceptances, Cetes, and in general, any negotiable instrument or securities; give or receive guarantees, give or receive loans, credit instruments, obtain and grant credits for the purchase - sale of credit instruments and act as agent, commission agent or representative of national or foreign enterprises, g) Buy, sell, build, edify, administrate, lease out or rent, work or negotiate with land, houses, buildings, and in general with all kinds of real estate, as well as acquiring the real rights on same that may be indispensable for its corporate

purposes, h) Buy, sell, lease, import, export, posses, give or take as mortgage / security and negotiate any instrument with machinery, equipment, construction materials and in general, with all kinds of personal property, i) Develop, pave, build, construct, plan, design, decorate, perform potable water, sanitary, electric installations, as well as all others that may be required in the real estate, j) Provide engineering, architectural and technical services to all types of businesses, k) Provide advisory services, prepare all kinds of territorial development and planning studies and everything related to urban development and human settlements, l) Actively or passively, engage all types of services rendering, entering into contracts, agreements, as well as acquiring titles, patents, industrial brands, commercial names, options and preferences, rights to literary, industrial, artistic property or concessions from any authority, m) Acquire stock, participation, partner interest, bonds of all kinds of enterprises or corporations, form part of them and enter in limited partnership, n) Accept and confer all kinds of mercantile commissions and powers of attorney, acting in its own name or in the name of the principal of the commission or the power of attorney, o) Guarantee, by whatever legal means, free of charge or with charge, including the constitution of real rights and fiduciary appropriation, the compliance of the obligations of third parties, persons or corporations, national or foreign, and appear as joint and several debtor of third parties, persons or corporations, national or foreign, p) In general, carry out and enter into all kinds of acts, contracts and connected, accessory or accidental operations that may be necessary or convenient for the carrying out of the previous corporate purposes."

Term

The Company's term of duration is ninety – nine years, counted as of December 5th of 2001.

Main Line of Business

As its main line of business, the Company has that of a (stock) holding company; nevertheless, its subsidiaries and affiliates are mainly dedicated to the telecommunications industry.

Domicile and Telephones

The Company's main offices are located at Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, Mexico, D.F. The Company's telephone number is 5325-0586.

History

The Company was born as the result of the corporate spin-off of Telecom agreed at the special general meeting of Telecom stockholders carried out on November 30th of 2001, with the purpose of separating, among other assets and liabilities, in the Company, the title ownership of the shares of America Movil, whose main activity is conducted in the wireless telephone industry, including the rights to several purchase and sale option contracts of American Depositary Shares ("ADS") that represent America Movil stock.

Background of the Acquisition of the Company's Subsidiaries and Associates

On June 24th of 1996, with the incorporation of Telecom, all of Telmex's stock that was owned by GCarso was transferred to Telecom, as well as the options that were also acquired by GCarso.

In the Month of September of 2000, Telmex announced that it would spin-off the cellular telephony business and the majority of its international investments in order to create a new company, America Movil. The purpose of the spin-off, approved by Telmex's Board of Directors, was to create two companies with different administrations, each one focused on its own business, in order to capitalize in a more rapid and efficient way, the challenges and opportunities that may arise in each of their respective markets. Telmex's stockholders received the same amount (same number of shares) of America Movil stock.

In the month of November of 2000, the Telmex spin-off became fully effective. Once that the America Movil registration processes were approved by the Mexican and foreign authorities, its series L, A and ADS stock began to be quoted on the Mexican, New York and Madrid stock markets during the first quarter of 2001.

America Movil became the largest supplier of wireless services in Latin America and one of the ten largest in the world. It is formed by the cellular telephony business in Mexico, and the majority of the international investments that Telmex had made during the last years.

For a more detailed description of America Movil's history and evolution, consult Attachment A of the present Information Brochure. *See: Attachment A, page A-1 "Information Regarding the Company".*

2. Description of the Business

The Company was born as product of the spin-off in Telecom of November 30th of 2001, with the purpose of separating the activities related to the wireless telephony sector and other international businesses.

A) Main Line of Business

The Company is a (stock) holding company that controls the stock of other companies, mainly America Movil, which provides telecommunications services at a national and international level to residential and commercial clients which operate in a wide range of activities. As a holding company, the Company does not conduct its own operations; all operations and transactions are carried out through the Company's subsidiaries, mainly America Movil.

To this date, of the total market value of the Company's investments, approximately 99.99% is invested in stock issued by America Movil, for which reason, all America Movil information is considered relevant in order that investors can reach an informed opinion regarding the Company's results of operation and financial situation..

For a detailed description of America Movil's main line of business, consult Attachment A of the present Information Brochure. *See: Attachment A, page A-1 "Information Regarding the Company" and page A-5 "Telcel Operations".*

B) Distribution Channels

As it has been mentioned, the Company is a (stock) holding company, for which reason it does not conduct operative activities directly. Operations are carried out and conducted by its subsidiaries, mainly America Movil.

For a detailed description of America Movil's Distribution Channels, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-9 "Sales and Distribution".*

C) Patents, Licenses, Brands and Other Contracts

The Company is not directly the owner of patents, licenses or brands. However, America Movil does have several patents, licenses and brands registered.

For a detailed description of America Movil's Patents, Licenses, Brands and Other Contracts, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-9 "Marketing".*

D) Main Clients

The Company does not have any direct clients; clients are located at the level of its subsidiaries, mainly in America Movil.

For a detailed description of America Movil's main clients, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-5 "Telcel Operations".*

E) Applicable Legislation and Taxation Regime

The Company is subject to compliance with the laws, regulations and provisions applicable to any variable capital corporation, such as the Commercial Code, the General Law of Mercantile Corporations, the Securities Market Law and all provisions in fiscal matters.

The Company is subject to an ordinary taxation regime that refers mainly to the following taxes:

Income tax. Corporations that are residents of Mexico have the obligation to pay this tax, in regard to all of its income. For 2002, the applicable tax rate is 35% and this tax rate shall reduce gradually at an annual rate of 1% until it reaches 32% in the year 2005.

Assets tax. Generally speaking, the taxpayers have the obligation of paying this tax with regard to the assets of their property, wherever they may be located, and that is figured by applying a tax rate of 1.8% to the average value of the assets, from which certain authorized debts can be deducted. Taxpayers can credit against this tax, an amount equivalent to the corresponding income tax applied to them for the same fiscal year.

Added value tax. Whoever renders services, among other activities, within Mexican national territory, has the obligation of paying the added value tax at a general tax rate of 15%.

F) Human Resources

In view of the fact that the Company is a (stock) holding company, it has no employees; however, by means of its subsidiaries, it has approximately 13,290 employees, of which 75.39% are executives and employees, all non – union personnel. Of total personnel, 24.61 are workers, all of whom are union workers.

For a detailed description of the main aspects regarding America Movil's personnel, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-51 "Employees".*

G) Market Information

The Company is a (stock) holding company, whose main investment is directed towards the telecommunications sector. During the year 2000 structural changes in the telecommunications industry in Mexico and at the global level became evident, transforming this sector into one of the most dynamic within world economy.

For a detailed description of the main aspects regarding America Movil's Market Information, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-5 "Telcel Operations", page A-9 "Marketing", page A-13 "Competition" and page A-16 "Subsidiaries".*

H) Financial Information per Line of Business

By means of America Movil, the Company mainly operates in the cellular telephone segment; the cellular segment represents mobile telephony service and includes local and long distance services. For a more detailed description of America Movil's Financial Information per Line of Business, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-5 "Telcel Operations", page A-6 "Services and products", page A-9 "Sales and Distribution", page A-41 "Summary of Results of Operation" and America Movil's Financial Statements in Attachment G.*

I) Corporate Structure

The Company is a (stock) holding company that only has direct participation in America Movil. To December 31st of 2001, the Company owned approximately 31% of the stock issued by America Movil, which represents 61.82% of America Movil's voting stock.

The Company holds control over America Movil. At September 30th of 2001, the AA series stock represented 92.2% of full voting rights (AA series and A series stock) and 28.6% of America Movil's stock. The shares of AA series stock are property of America Telecom, SBC, a subsidiary of the United States telecommunications company SBC Communications, Inc., and of certain Mexican investors. For a detailed description of America Movil's stockholders and of the stock structure, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-52 "Principal / Controlling Stockholders and Operations with Related Parties".*

Indirectly however, through America Movil, the Company participates in a number of subsidiaries and affiliates. In Attachment A, a table can be found that shows America Movil's principal subsidiaries as of December 31st of 2001. *See. Attachment A, page A-2 "Important Subsidiaries and Affiliates", page A-4 and page A-16 "Subsidiaries".*

The following table shows America Movil's important subsidiaries and affiliates as of September 30th of 2001.

Name of the company	Jurisdiction of establishment	Participation in Capital [(1)]
Sercotel	Mexico	100.0%
Telcel	Mexico	100.0
CCPR [(2)]	Puerto Rico	50.0
SubDipsa Treasury, LLC	Delaware	100.0
Inmobiliaria Los Cantaros, S.A. de C.V.	Mexico	100.0
The Telvista Company	Delaware	44.2
ARBROS [(3)]	Maryland	24.9
Comm South [(4)]	Texas	24.9
TracFone	Florida	97.8
GCA	Mexico	93.5
Speedy Movil,	Mexico	85.0
Telgua	Guatemala	93.0
Conecel	Ecuador	61.3
Cablevision[(5)]	Mexico	49.0
CompUSA	Delaware	49.0
Telecom Americas	Bermuda	45.5
ATL	Brazil	41.0

(1) America Movil's direct or indirect participation percentage through Subsidiaries or Affiliates.

(2) We participate in CCPR's capital through SBC International Puerto Rico, Inc., a co – investment with International, Inc. We have the intention of disinvesting our interest in CCPR in the near future.

(3) In addition to the 24.9% participation that we have in ARBROS' capital, we are the holders of warrants (options to buy) for the acquisition of additional common stock. The use of our rights granted by said warrants would increase our participation to approximately 45.0%.

(4) Comm South is a 100% subsidiary of ARBROS.

(5) The participation in Cablevision was sold on the stock market on April 11th of 2002.

J) Description of Main Assets

By virtue of the above, approximately 99% of the Company's total assets refer to its participation in America Movil's stock.

For a detailed description of America Movil's Principle Assets, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-13 "Ownership" and page A-32 "Other Investments".*

K) Judicial, administrative or arbitration proceedings

The Company, at the level of holding company, does not have pending to this date, any judicial, administrative or arbitration proceedings.

For a detailed description of America Movil's judicial, administrative or arbitration proceedings, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-56 "Legal Proceedings".*

L) Shares representing capital stock

The Company's paid-in capital stock comes to the amount of $1,012,916,204.86 (One thousand and twelve million nine hundred and sixteen thousand two hundred and four Pesos 86/100 Mexican National Currency), represented by 3,950'015,728 (Three thousand nine hundred and fifty million fifteen thousand seven hundred and twenty eight) common or ordinary stock with full voting rights, nominative, with no express par value, fully subscribed and paid, that correspond to the "A-1" Series that represents the minimum fixed portion of the capital stock. From its incorporation, the Company has not increased its capital stock. At the time of its incorporation, the Company was the owner of 3,987,523,400 shares representing America Movil's capital stock.

M) Dividends

To this date, the Company has not paid dividends.

Dividend Policy

At the regular annual stockholders meeting, the Board of Directors presents to the stockholders for their consideration, the Company's financial statements for the previous fiscal year, together with a report regarding the statements. Once they have approved the financial statements, the stockholders declare and determine the distribution of the Company's net dividends that correspond to the previous fiscal year. It is required by law that 5% of said net profits be distributed to a legal reserve, which reserve shall not be available for distribution until the amount of such legal reserve is equal to 20% of the Company's nominal capital stock (before making effective the re – expression of these amounts in pesos in real terms). The amounts that exceed those that must be set aside for the legal reserve, can be distributed to other reserve funds as the stockholders may determine, which include a reserve for Company stock repurchase. The remainder of the net profits, if there should exist, is available for distribution in the form of dividends.

The holders of "A-1" Series stock, have equal rights per share, of receiving dividends and other distributions, including any or whatever distributions made at the moment of liquidating the Company. Partly paid shares shall participate in any distribution in the proportion in which such stock has been paid for at the moment of the distribution or, if they have not been paid-in, only in regard to the paid proportion.

For a detailed description of America Movil's dividends, consult Attachment A of the present Information Brochure. *See. Attachment A, page A-55 "Dividends".*

N) Company Bylaws and other agreements

Certain information is described following in relation with the Company's capital stock as well as a brief summary of some of the relevant provisions of the Company bylaws and of the applicable legislation. The previously mentioned summary does not attempt to include all of the by- law provisions or of the applicable legislation and it is subject by reference precisely to the Company's by – laws and the applicable law. The Company's by – laws are already duly inscribed and recorded in the Public Commerce Registry of the Federal District and they can therefore be consulted there.

General

The Company was incorporated of December 5th of 2001 as a variable capital corporation derived from the spin –off process of Telecom, in accordance with the provisions of the General Law of Mercantile Corporations.

The Company's authorized capital stock is represented by 3,950,015,728 "A-1" Series, ordinary / common stock, nominative, with no express par value, representative of the minimum fixed portion of the capital stock. The issuance of new stock representing the minimum fixed portion of the capital stock requires a modification of Company's by – laws by means of holding a special stockholders meeting. Since the Company is a variable capital corporation, it therefore requires having a fixed minimum capital stock and it can have variable capital. In conformity with the Company' by – laws the variable portion of capital stock cannot exceed 10 times the minimum fixed portion. Mexican or foreign investors may subscribe stock.

Neither the Company nor any of its subsidiaries can be owners of the Company's stock; however the possibility does exist that the Company may acquire its own stock subject to the terms of the applicable provisions.

Stock Registration

"A-1" Series stock is represented by stock certificates that have coupons attached. The Company keeps a record that in accordance to the General Law of Mercantile Corporations provides that only those stockholders inscribed and recorded in the stock registry shall be considered as Company stockholders. The stockholders may be in physical possession of the stock (which together with the corresponding entries in the registry book provide evidence of the title ownership of the stock) or by means of registration in financial entities with accounts in the Indeval. Evidence of the title ownership of the stock deposited at the Indeval appears on the records and lists that are kept by Indeval.

The registration of stockholders shall be closed on the day prior to the celebration of the stockholders meeting in question and in accordance with the summons that shall be published for such effect.

Voting Rights and Stockholders Meetings

Each "A-1" Series share confers to its registered holder the right to one vote in any of the Company's stockholders meetings. Stockholders that hold stock have the right to designate the full number of members of the Board of Directors. The Board of Directors is currently composed of six full members and six alternate members and the Company's by – laws stipulates that the Board of Directors shall be composed of at least five members. Each stockholder or group of

stockholders that represent 10% of the "A-1" Series stock shall have the right to designate one member of the Board.

The general stockholders meetings can be regular or special. The special general meetings are those that may be summoned to discuss and deal with matters as specified in article 182 of the General Law of Mercantile Corporations and in the by – laws, which mainly includes, increases and reductions to the fixed portion of the capital stock and other modifications to the by – laws, liquidation, merger, transformation of one type of corporation to another, change of nationality and change of corporate purpose. The general meetings that may be summoned to consider all other matters, including the election of board members and the stockholders representative, are regular meetings. The Company's regular general stockholders meeting must be carried out at least once a year during the four months following closure of the previous fiscal year in order to consider certain matters specified in article 181 of the General Law of Mercantile Corporations. These include mainly, the election of board members and the stockholders representative, the approval of the Board of Directors report regarding the Company's performance as well as the Company's financial statements for the previous fiscal year and the distribution of the results of the previous fiscal year.

As provided for in the by – laws, the quorum on first summons for the regular general meeting must be of at least half of the outstanding "A-1" Series stock, and resolutions may be taken by means of the favorable vote of the majority of the "A-1" Series stock present at said meeting. If at the first summons the quorum is not reached, a second meeting may be summoned in which resolutions can be taken by means of the favorable vote of the majority of the stock present, regardless of the number of such shares / stock. The quorum on first summons for a special general meeting or a special meeting shall be 75% of the outstanding stock that has voting rights regarding the matters to be discussed at said special or extraordinary meeting. In order to consider a resolution of the special general meeting to be considered validly adopted, be it on the first or subsequent summons, the favorable vote of the holders of at least 50% of the outstanding stock is required. The by – laws require the approval of the holders of at least 95% of the Company's outstanding stock and the approval of the CNBV for the modification of the controlling stockholders' obligation to repurchase stock, as stipulated in the mentioned by – laws, as well as of certain other provisions for the case of listing / registration cancellation.

According to the law, the holders of 20% of the Company's outstanding capital stock could object the resolutions of the general meetings by means of the presentation of a claim before a competent court within the 15 days following closure of the meeting where said resolution was taken, by demonstrating that the mentioned objected resolution violates the law or the Company's by – laws. The right of opposition, in accordance to these provisions, can only be exercised by the stockholders (i) who had the right to vote regarding the refuted resolution; and (ii) whose stock was not represented when the resolution was taken, or if it was the case that it was represented, they voted against said resolution.

The Board of Directors, the stockholders' representative or any competent judge can call the stockholders meetings. The holders of 10% of the outstanding stock can request the Board of Directors or the stockholders' representative to summons a stockholders meeting. In addition, the Board of Directors or the stockholders representative can summons a stockholders meeting by the written request of any of the holders of "A-1" Series stock if a regular general stockholders meeting has not been held during two consecutive years or if the stockholders meetings that have taken place during such a period, may not have given consideration to the matters mentioned in article 181 of the General Law of Mercantile Corporations, to which reference has been made previously. If it should be the case that a meeting should not be summoned during the 15 days

following the date of the mentioned request, a competent judge can request that the mentioned meeting be summoned. The meetings' summons can be published in the official newspaper / bulletin of the Company's domicile or in a newspaper of general circulation in the Federal District at least 15 days before the date set for the mentioned meeting. Stockholders meetings can be held without the mentioned publication, provided that 100% of the outstanding stock with voting rights in regard to matters to be brought up before the mentioned meeting are present. In order to attend a stockholders meeting, the stockholders must request and obtain an admission card which they can request by providing adequate proof of their ownership of the Company's stock, with at least the time in advance set forth in the summons for the stockholders meeting. They will obtain the admission card upon depositing the mentioned stock with the Company's corporate secretary or at an institution authorized to accept the mentioned deposit. If a stockholder has the right to attend a meeting, said stockholder can be represented by means of power of attorney (granted by letter) signed before two witnesses.

Dividends

At the regular annual stockholders meeting, the Board of Directors shall present to the stockholders for their consideration, the Company's financial statements for the previous fiscal year together with a report in regard to such statements. Once they have approved the financial statements, the stockholders declare and determine the distribution of the Company's net dividends that correspond to the previous fiscal year. It is required by law that 5% of said net profits be distributed to a legal reserve, which reserve shall not be available for distribution until the amount of such legal reserve is equal to 20% of the Company's nominal capital stock (before making effective the re – expression of these amounts in pesos in real terms). The amounts that exceed those that must be set aside for the legal reserve, can be distributed to other reserve funds as the stockholders may determine, which include a reserve for Company stock repurchase. The remainder of the net profits, if these should exist, is available for distribution in the form of dividends.

The holders of "A-1" Series stock, have equal rights per share, of receiving dividends and other distributions, including any or whatever distributions made at the moment of liquidating the Company. Partly paid shares shall participate in any distribution in the proportion in which such stock has been paid for at the moment of the distribution or, if they have not been paid-in, only in regard to the paid proportion.

Variations in Capital Stock

Normally, an increase in capital stock can be carried out through the issuance of new stock to be paid in stock or in kind, by means of capitalization of liabilities or capitalization of certain items of capital. In most cases, an increase in capital stock cannot be carried out until all of the shares of capital stock issued and subscribed previously have been fully paid. Ordinarily, a decrease in capital stock can be carried out to absorb losses, to redeem stock or to exempt the stockholders from payments they have not made. A decrease in capital stock can also be carried out to redeem stock by reimbursing the stockholders pro – rata or by drawing lots. In addition, the stockholders can approve the redemption of fully paid stock with retained profits. This redemption shall be carried out by means of a stock repurchase on the Mexican Stock Market (in the case of stock that is listed on this market).

The fixed portion of the Company's capital stock can only be increased or decreased by means of a resolution of a special general stockholders meeting and by means of a reform of the by – laws, whereas the variable portion of the Company's capital stock can be increased or decreased by means of a resolution of a regular general stockholders meeting.

No stockholders resolution shall be necessary for capital stock reductions that are the result of exercising the right of withdrawing the stock that represents the variable portion of the capital stock or of the purchase by the Company of its stock, or by increases in the capital stock that may result from the sale of stock previously bought by said Company.

Preferential Rights

Except in certain circumstances, in the case of an increase of capital by means of an issuance of new stock to be paid in cash or in kind, a stockholder of existing "A-1" Series stock at the time of the increase of capital, has a preferential right to subscribe the number of new shares of stock sufficient to maintain its same percentage of participation. Or in the case of an increase of capital by means of an issuance of stock with limited voting rights or with limited corporate rights, the stockholder has the right to subscribe a number of shares of stock that shall be issued, that shall be sufficient to maintain its same percentage of participation. The preferential rights must be exercised within the 15 days following the publication of the notice of increase of capital in the Official Bulletin of the Federation (Diario Oficial de la Federacion) or in the official bulletin of the Company's domicile or after the date of the stockholders meeting during which the increase in capital stock was approved provided that all of the stockholders were represented at said meeting; otherwise, said rights shall expire. According to the law, the stockholders cannot abandon preferential rights in advance, except in certain circumstances, and they cannot be represented by means of a negotiable instrument except for the corresponding stock certificate.

Law of Foreign Investment

The participation of foreign investment in the Company's capital stock is regulated by the Law of Foreign Investment and the Regulations of the Law of Foreign Investment. The Secretariat of Economy and the Foreign Investments Commission are the organisms responsible for the application of the Law of Foreign Investment.

The Company's by – laws provides that the corporation directly admits foreign investors and corporations without an exclusion clause for foreigners, as partners or stockholders.

Fixed and Variable Minimum Capital

As a variable capital corporation, the Company is allowed to issue stock that constitutes the fixed portion and stocks that constitute the variable portion of the capital stock. The issuance of stock of the variable portion of the capital stock, contrary to the issuance of stock of the fixed portion of capital stock, does not require the modification of the by – laws, even though it does require the approval of a regular general stockholders meeting.

In accordance with the by – laws and the provisions of the CNBV, the variable capital cannot be more than ten times the minimum fixed portion of the Company's capital stock (the "Minimum Capital") as specified in the by – laws. At present there are no Company shares that represent the variable portion of the capital stock or that are outstanding currently. If there should

be stock of the variable portion, they could be completely withdrawn by their holders. With the exception of certain limited circumstances, the minimum capital cannot be withdrawn. A stockholder of the variable portion who wishes to carry out a total or partial withdrawal of such stock must notify said withdrawal to the Company by means of a signed written notice to that effect. If a withdrawal notice is received before the last quarter of the fiscal year, the withdrawal shall be effective at the close of the fiscal year when notice was given. Otherwise, the withdrawal shall be effective at the closing of the following fiscal year.

The redemption / amortization of the variable portion of the Company's capital stock is carried out at the lesser of (i) 95% of the average price per share quoted on the Bolsa de Valores, S. A. de C.V. (Mexican Stock Market), during the 30 business days prior to the date when the redemption is to become effective, or (ii) the book value of the variable portion of the capital stock calculated on the basis of the Company's financial statements (approved at a regular general stockholders meeting) for the fiscal year at the closing of which the redemption shall become effective. Whatever amount the Company is going to pay shall be considered due on the day following the regular general stockholders meeting to which the previous clause (ii) makes reference.

Duration

In accordance with the by –laws, the duration of the Company is indefinite.

Acquisition of the Corporation's Own Shares

The Company can repurchase its own shares on the Bolsa Mexicana de Valores, at any time at the market price that may be in effect at that moment. The Board of Directors must approve said repurchase. In the case of such a repurchase, it is charged to net worth provided that said shares belong to the same issuer, or if it should be the case, that it is resolved to convert them into treasury stock, then the Company's capital stock is automatically reduced in a an amount equal to the theoretic value of each repurchased share (determined by dividing the Company's outstanding capital stock between the number of outstanding shares immediately before said repurchase); if the purchase price of said stock exceeds the assumed face / nominal value, the difference shall be charged against the amounts of the net profits distributed to a special reserve created for stock repurchase. The repurchased stock shall be kept in the Company's treasury for its future placement on the Bolsa Mexicana de Valores. The Company's net worth, or, if it should be the case, its capital stock automatically increases at the moment of the resale of said stock for an amount equal to its assumed face value; any amount in excess of this shall be distributed to the special reserve referred to previously. The patrimonial and voting rights that correspond to said repurchased stock cannot be exercised during the period in which said stock is property of the Company and said stock shall not be considered to be outstanding for quorum or voting purposes in any stockholders meeting during the mentioned period.

Repurchase in case of the Listing Cancellation

If it should be the case that the listing of the Company's stock should be canceled in the Securities Section of the RNV, be it by request of the Company or as provided by a resolution adopted by the CNBV, the Company's by – laws and the CNBV form letters require that the

Company's controlling stockholders make a public offering to purchase the shares that are the property of the small stockholders. Unless the CNBV should approve a different price, said controlling stockholders must purchase the stock at the highest value between (i) the average listing (quotation) price of the stock for the 30 days prior to the date of the offering; or (ii) the book value of the stock, reflected in the last quarterly report presented before the CNBV and the Bolsa Mexicana de Valores, prior to the offering date. As provided by the by – laws, the Company's controlling stockholders are not required to purchase the stock that is the property of the small stockholders if the holders of all of the Company's outstanding stock approve the cancellation of the listing of the stock in the RNV.

Stockholders Conflict of Interests

In accordance with the law, any stockholder that has conflict of interests with regard to any operation must abstain from voting in regard to this matter at the corresponding stockholders meeting. Any stockholder who votes in a matter in which its interest enter into conflict with those of the Company could be responsible for damages if the transaction would not have been approved without said stockholders' vote.

Board Members' Conflict of Interests

In accordance with the law, any member of the Board of Directors that has conflict of interests with regard to the Company's interests, must disclose the fact to the rest of the members of the Board of Directors and abstain from voting. Any member of the Board of Directors who violates this provision could be responsible for damages caused to the Company. In addition to this, the members of the Board of Directors and the stockholders representatives shall not be able to represent other stockholders at any stockholders meeting.

Right to Withdraw / Retire

Whenever the stockholders approve a change of corporate purpose, change of nationality of the corporation or the transformation of one type of corporation to another, any stockholder with voting right in regard to such a change or transformation and who voted against it (them), has the right to withdraw / retire from the Company and to receive the amount calculated that is specified according to law attributable to his (her) stock, in the understanding that said stockholder exercise its right within the 15 days following the meeting in which the change or transformation was approved. According to law, the amount that the stockholder who is withdrawing has the right to receive is equal to its proportional interest in the Company's capital stock in accordance to the most recent Company balance sheet approved by a regular general stockholders meeting.

Legal actions against Board Members

In accordance with the law, civil liability action could be brought against the members of the Board of Directors by means of a resolution of a regular stockholders' meeting. If it should be the case that a regular stockholders meeting should decide to bring such action, the persons against whom such action shall be brought shall immediately cease to be members of the Board of Directors. Additionally, stockholders representing at least 15.0% of the Company's outstanding stock can take action directly against the members of the Board of Directors, in the understanding that (i) said stockholders may not have voted against taking such action at the corresponding stockholders meeting, and (ii) that the claim in question cover the damages that it is presumed were caused to the Company and not merely to the actors individually. Such action

can also be brought in regard to the Stockholders Representatives, or if it should be the case, the members of the Auditing Committee. Any recovery of damages in regard to such an action shall be for the benefit of the Company and not for the stockholders who brought the action.

Reforms to the Securities Market Law

The first of June of 2001, the decree by which the Securities Market Law and the National Banking and Securities Commission Law were reformed, was published in the Official Bulletin of the Federation.

The reform includes several aspects such as adjustments of certain exceptions to the general regime of the General Law of Mercantile Corporations as follows: (a) Stockholders Representative: Stockholders with or without voting rights, that represent at least ten per cent (10%) of the capital, can appoint a stockholders representative. The appointments of board members or stockholders representatives designated by said stockholders may only be revoked when the appointment of all of the rest is revoked; (b) Integration and Performance of the Board: the Board shall be composed of a minimum of five (5) and a maximum of twenty (20) full board members, of which at least twenty five per cent (25%) must be independent. For each full board member, one alternate one shall be appointed, in the understanding that the alternate board members of the independent full member must also have this same nature. In case of a tie, the president shall have a casting vote; (c) Auditing Committee: An auditing committee must be formed with members of the board, of which the president and the majority of them must be independent and it shall have the presence of the stockholders representative or representatives, who shall attend as guests with right to represent themselves but without voting rights; (d) Opposite Interests: The members of the board, stockholders representatives that attend the auditing committee and, if it should be the case, the members of said committee, who may have an opposite interest than that of the issuer in any operation, must state it expressly to the rest of the board members, or committee members or cited agencies, and abstain from all deliberation and resolution. The person who contravenes this provision shall be responsible for damages that it may cause to the issuer; (e) Stockholders Meetings: With regard to the stockholders meetings, several provisions are anticipated regarding the summons, the information and the documents related to each one of the items established on the agenda; the powers and authority to be able to represent a stockholder, the civil liability action against the board members; the postponement of resolutions; and the opposition and suspension of resolutions.

The Company by – laws have already been adapted to the provisions of the reforms to the Securities Market Law, published in the Official Bulletin of the Federation dated June 1st of 2001.

Additionally, the Company shall proceed to make the adaptations to the third paragraph of the Twentieth Article of the by – laws, for the purpose of adapting them as follows:

"For the effect of the Securities Market Law, and without detriment that the same does not require its incorporation in the by – laws, additionally, in regard to the Board of Directors the following shall be fulfilled:

I. *The Board of Directors shall be integrated by a minimum of 5 (five) and a maximum of 20 (twenty) full board members.*

II. *At least 25% (twenty five per cent) of the members of the Board of Directors must be independent in the terms of the provisions of article 14 Bis 3 of the Securities Market Law.*

III. *The auditing committee's report must be presented at the stockholders meeting.*

IV. *In addition to all of the Board of Directors sessions, the stockholders representatives shall be summoned to all of the sessions of those intermediate consultation organisms upon which the Board of Directors may have delegated any power or authority.*

Transitory Article

So long as the applicable provisions established in the Securities Market Law may remain in effect, the lack of observance of the provisions of the third paragraph of the Twentieth Article of the present by – laws, for whatever cause, shall not generate nor shall it grant the right to third parties to impugn (object) the lack of validity, in regard to the juridical acts, contracts, agreements, arrangements or any other act entered into by the Corporation by means of or through its Board of Directors or any other intermediary organism, delegate, agent or representative, nor shall they be considered requirements of validity or existence of such acts."

Said adaptations shall be conducted at the next stockholders meeting held by the Company, which is expected to be carried out soon.

O) Directors and Stockholders

Stockholders

At the date of the present Information Brochure the majority of America Telecom's stock was directly or indirectly the property of Carlos Slim Helu and members of his immediate family who are able to appoint the majority of the members of the Company's Board of Directors and determine the result of other actions that require the stockholders vote.

The Company has been authorized 3,950,015,728 shares of "A-1" Series stock. Approximately 2,765,011,009 shares of "A-1" Series stocks, that represent approximately 70% of the outstanding stock, is directly or indirectly under the control of Carlos Slim Helu, members of his immediate family and persons related with members of the Company's Board of Directors. The rest of the stock is distributed among the investing public. In regard to the information related to the individual stockholding of the Company's board members and executives, it must be pointed out that the Company does not have at its disposal the information regarding individual stock holdings of the members of the board and executives because of the fact that their stock is not recorded in the Company's stock registry in the terms of article 128 of the General Law of Mercantile Corporations.

Members of the Board of Directors

The Board of Directors is in charge of the Company's administration. Our by – laws establish that the Board of Directors must be formed by at least five full members and allows the designation of alternate board members.

All of the members of the current Board of Directors were elected by the Telecom Stockholders Meeting of November 30th of 2001, with six full members and six alternate members.

Our by – laws stipulate that all of the members of the Board of Directors must be elected for one year periods. In compliance with the General Law of Mercantile Corporations, if new members of the board are not appointed, the members of the board shall continue in functions after having fulfilled their period.

The following table shall show the names of the company's members of the Board, their positions in the Company and their years of service as Board members, as designated in the Telecom Regular General Stockholders Meeting, carried out on the 30th day of November of 2001:

Name	Position	Years as Board Member *
Carlos Slim Helu	President of the Board	--
Carlos Slim Domit	Vice-President	--
Jaime Chico Pardo	Vice-President	--
Claudio X. Gonzalez Laporte	Full Board Member	--
José Kuri Harfush	Full Board Member	--
Juan Antonio Perez Simon	Full Board Member	--
Arturo Elias Ayub	Alternate Board Member	--
Humberto Gutierrez Olvera-Zubizarreta	Alternate Board Member	--
Daniel Hajj Aboumrad	Alternate Board Member	--
Marco Antonio Slim Domit	Alternate Board Member	--
Patrick Slim Domit	Alternate Board Member	--
Eduardo Valdes Acra	Alternate Board Member	--

* All of the members of the Board of Directors were designated at the Regular General Stockholders Meeting of Telecom, carried out on the 30th day of November of 2001.

Full Members of the Board

Carlos Slim Helu. He is a Civil Engineer from the School of Engineering of the Universidad Nacional Autonoma de Mexico (Mexican Autonomous National University). Since 1965 he has occupied the position of President of the Board of Directors of Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. He has also presided the Boards of Telecom, America Movil and Telmex, and participates on the boards of other companies. He is 62 years old. He has acted as chief executive or member of the Board of Directors of different enterprises among which are: Telmex (President); Grupo Carso, (Honorary and Life Time President); Inbursa (Honorary and Life Time President). He is the father of Lic. Carlos Slim Domit, President of the Board of Directors of GCarso, of Lic. Marco Antonio Slim Domit, President of the Board of Directors of Grupo Financiero Inbursa and of Lic. Patrick Slim Domit, Vice President of the Board of Directors of GCarso.

Carlos Slim Domit. He has a degree in Business Administration from the Universidad Anahuac. He is 35 years old. He is the Vice President of the Board of Directors of the Company as well as the President of the Board of Directors of GCarso. He is Member of the Board of the following companies, among others: Grupo Sanborns, S.A. de C.V.; Sanborn Hermanos, S.A.;

Promotora Sanborns, S.A. de C.V.; Sears Roebuck de Mexico, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris Mexico); Grupo Condumex, S.A. de C.V.; Telmex; Telecom and Promotora Musical, S.A. de C.V. He is the son of Ing. Carlos Slim Helu and brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Juan Antonio Perez Simon. He is a Certified Public Accountant from the Universidad Nacional Autonoma de Mexico. He is 60 years of age. Since 1965 he has been Vice President of Telmex as well as President of the Board of Directors of Sanborn Hermanos, S.A. He is Full Member of the Board of the following firms: GCarso; Grupo Financiero Inbursa; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomovil Dipsa (Telcel); Sears Roebuck de Mexico; Industrias Nacobre, S.A. de C.V.; Empresas Frisco, S.A. de C.V.

Claudio X. Gonzalez Laporte. He is a Chemical Engineer from the Universidad Nacional Autonoma de Mexico. For 25 years he has been the President of the Board of Directors of Kimberly Clark de Mexico, S.A. de C.V. He is 65 years old. He is member of the Board of Directors of the following firms: GCarso; Telecom; Telmex; Inbursa; Kimberly Clark Corporation; General Electric Co.; Kellog Co.; Unilever; Grupo Alfa; S.A. de C.V.; Grupo Mexico, S.A. de C.V.; Grupo Modelo, S.A. de C.V.; The Mexico Fund Inc.

Jaime Chico Pardo. He has a degree in Industrial Engineering from the Universidad Iberoamericana. He has occupied the position of General Director of Telmex since January of 1995. He is 51 years old. Additionally, he is Vice President of the Board of Directors of Telmex. Previously he served as Director of Condumex and President of Corporacion Industrial Llantera (Euzkadi General Tire de Mexico).

Jose Kuri Harfush. He has a degree in Business Administration from the Universidad Anahuac. He occupies the position of General Director of Janel S.A. de C.V. He is 52 years old. In addition he is a member of the Board of Directors of the following firms, among others: Telmex; America Movil; GCarso; Gsanborns.

Alternate Members of the Board

Marco Antonio Slim Domit. His degree in Business Administration is from the Universidad Anahuac. Since August 25th of 1997, he has been General Director of Inbursa. He is 34 years old. In addition, he occupies the position of President of the Board of Directors of Grupo Financiero Inbursa, S.A. de C.V. The companies in which he performs as member of the board are: Inbursa, as well as its subsidiaries; GCarso; Telecom; Telmex; Sears Roebuck de Mexico, S.A. de C.V. He is the son of Ing. Carlos Slim Helu and brother of Carlos Slim Domit and Patrick Slim Domit.

Patrick Slim Domit. He has a degree in Business Administration from the Universidad Anahuac. Since October of 2000 he has performed as executive of Telmex and Vice President of GCarso. He was General Director of GCarso and General Director of Industrias Nacobre, S.A. de C.V. since 1994. He is 32 years old. He is member of the Board of Directors of the following enterprises: GCarso; Telecom; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Sears Roebuck de Mexico, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. and Industrias Nacobre, S.A. de C.V.. He is the son of Carlos Slim Helu and brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Arturo Elias Ayub. He carried out Bachelor studies. He occupies the position of Area Director at Telmex. He is 34 years old. He is member of the Board of Directors of the following firms: Telmex; GCarso; Telecom; Sears Roebuck de Mexico, S.A. de C.V.

Eduardo Valdez Acra. His degree in Business Administration is from the Universidad Iberoamericana. He currently occupies the position of Vice President of Inbursa and of General Director of Inversora Bursatil, S.A. de C.V., Casa de Bolsa, and Grupo Financiero Inbursa. He is 37 years old. He is member of the Board of Directors of the following companies: Inbursa, as well as its subsidiaries; Hoteles Calinda, S.A. de C.V.; GCarso: Telecom and Telmex

Daniel Hajj Aboumrad. He has a degree in Business Administration from the Universidad Anahuac. He is 35 years old. He occupies the position of General Director of Telecom, America Movil and Radiomovil Dipsa, S.A. de C.V.. He is member of the Board of Directors of the following companies: GCarso; Phillip Morris Mexico; Telecom. In addition he has rendered his services at Corporacion Industrial Llantera, S.A. de C.V. (General Tire); Galas de Mexico, S.A. de C.V.; Agusa and Bimex.

Humberto Gutierrez Olvera Zubizarreta. He studied the Bachelor Degree in Public Accounting at the Escuela Bancaria y Comercial. He is 60 years old. At present he is the General Director of GCarso and General Director of Grupo Condumex, S.A. de C.V. In addition, he is member of the Board of Directors of GCarso, Telecom, Telmex, Grupo Financiero Inbursa, Grupo Condumex, S.A. de C.V., Ferrosur, S.A. de C.V., Grupo Primex, S.A. de C.V. Quimica Fluor, S.A. de C.V. and President of the Board of Directors of Empresas Frisco, S.A. de C.V. and Industrias Nacobre, S.A. de C.V.

Auditing Committee

Our by – laws establish the existence of an Auditing Committee, which has among its main functions, the following: (i) prepare an annual report of its activities and present it to the Board of Directors; (ii) give its opinion regarding transactions with related persons, and (iii) propose the hiring of independent specialists in those cases where it should deem necessary, in order that they may express their (expert) opinions regarding transactions with the related parties.

The Company auditors are the office Mancera, S.C Part (Integrante) of Ernsts & Young Global, who prepared the Consolidated Financial Statements to December 31st of 2001, 2000 and 1999. The auditors were designated by the Company's administration taking into account both their technical capabilities as well as the independence of same.

Directors

Since the Company is a (stock) holding company, it only has one General Director. The name, responsibilities and prior business experience of our present General Director are the following:

Daniel Hajj Aboumrad General Director	Named:* September of 2000	Business experience: Member of the Board of Directors of the Mexican companies and Director of Compañia Hulera Euzkadi, S.A. de C.V. and Telcel

* He was appointed General Director of Telecom in September of 2000

Stockholders Representatives

In accordance with the applicable legal provisions and our by – laws, the holders of the majority of A-1 Series stock can appoint one or more of the stockholders representatives and the corresponding alternate stockholders representatives. Additionally, the holders of stock with or without voting rights that represents at least 10% of the capital stock, can appoint a stockholders representative. The main function of the stockholders representatives is to report to the stockholders, at the regular annual general meeting in regard to the precision of the financial information that the Board of Directors is presenting to the mentioned stockholders. Stockholders representatives are also authorized to:

- Issue the summons for a regular or special general meeting;
- Add items to the agenda for the stockholders' or the Board of Director's meetings;
- Attend the meetings of stockholders or of the Board of Directors or of the Executive Committee; and
- Generally speaking, monitor and look after our important matters.

The stockholders representatives also receive the Board of Directors monthly reports regarding our operations including our financial situation. At present the full or alternate stockholders representatives are:

Name	Position
Alberto Tiburcio Celorio	Full stockholders representative
Fernando Espinosa Lopez	Alternate stockholders representative

P) Operations with Related Parties and Conflict of Interests

In the normal course of operations, the Company carries out a wide variety of operations of a financial and commercial nature with related parties such as subsidiaries and associates of Telmex, America Movil, Inbursa and GCarso and it plans to continue conducting this type of operations in the future. Normally, the operations with affiliated companies are carried out at market prices. For a detailed description of Operations with Related Parties of Telmex and America Movil, consult Attachment A to the present Information Brochure.

III. FINANCIAL INFORMATION

1. Selected Financial Information

The following comments must be read conjointly with the consolidated financial statements and their corresponding notes, included in the present information brochure.

The Generally Accepted Accounting Procedures in Mexico (the "PCGA" in Mexico) require that the financial statements acknowledge the effects of inflation. In particular, (a) non monetary assets, including properties, plant (facilities) and equipment, and net worth are re – expressed by the effects of inflation, (b) the profits and losses in the purchasing power for the holding of liabilities or monetary assets acknowledged in the profit, and (c) all of the financial statements are re – expressed in pesos in real terms at the dates mentioned in each one of the mentioned financial statements.

The consolidated financial statements include the America Movil accounts. All of the companies operate in the field of telecommunications or provide their services to firms related to this activity. The spin-off of Telmex and America Movil did not have any impact on the attached financial statements, due to the fact that both companies are still consolidating.

The minority interest shown on the attached financial statements refers basically to the participation of other America Movil stockholders. The important inter —company balances and operations have been eliminated from the consolidated financial statements.

The following table shows selected consolidated financial information for the last three fiscal years and selected consolidated financial information of the Company:

AMERICA TELECOM

CONSOLIDATED FINANCIAL SITUATION
(Thousands of pesos in real terms at close of 2001)

	1999	2000	2001
SALES	16,183,196	30,095,016	41,363,913
OPERATING PROFIT	2,297,419	2,905,854	6,073,435
NET PROFIT	1,069,895	257,593	(158,249)
EBITDA	3,857,996	5,994,753	10,550,609
TOTAL ASSETS	69,184,652	91,774,991	93,415,612
TOTAL LIABILITIES LONG TERM	4,238,479	2,288,495	19,408,007
NET WORTH	15,596,464	15,561,056	13,662,660
WEIGHTED AVERAGE OF THE STOCKS (millions)	3,759.6	3,784.0	3,765.8
PROFIT PER SHARE	0.2846	0.0681	(0.0420)

2. Report of Relevant Credits

By virtue of the Company's recent incorporation as a result of the Telecom spin-off, to this date, the Company has not bargained any credits nor acquired any debts.

3. Administration's Comments Regarding Company Operating Results and Financial Situation

A) Results of the Operation

By virtue of the Company's recent incorporation as a result of the Telecom spin-off, to this date, the Company has not carried out operations. In view of this, and for further information of the income generated by America Movil, the Company's main subsidiary, consult Attachment A to the present information brochure.

B) Financial Situation, Liquidity and Capital Resources

Internal and external sources of liquidity

The internal sources of liquidity originate from the generation of flow from the Company subsidiaries, that is, profits / income before taxes, financial expenses, depreciation and amortization, as well as the dividends and fees received from the Company's subsidiaries.

The external sources of liquidity are expected to arise mainly from bank financing by means of short or long term lines or by means of short term securities related debt.

Level of Indebtedness

To date the Company has liabilities in the amount of (thousands of pesos) $35,787,114 M.N.. For a detailed description of America Movil's level of indebtedness, consult Attachment A of the present Information Brochure.

Policies that Govern the Treasury

America Movil, main subsidiary of the Company, invests its resources individually on the basis of its cash flow requirements, considering the term and risk required in order to optimize the financial income.

Cash and temporary investments are maintained in pesos or in dollars depending on the investment requirements and the liquidity needs of each subsidiary on the basis of its cash flow and its debt structure

C) Prospects and Information regarding Recent Trends

As it has been mentioned, the Company is a (stock) holding company, for which reason it does not conduct operations, as these are carried out and conducted by its subsidiaries, mainly America Movil. In view of this, and for more information regarding America Movil's recent trends, consult Attachment A of the present Information Brochure.

INFORMATION REGARDING RECENT EVENTS

ACT and Telgua

Detrimental / Prejudicial Suit (damages / injuries). Payment of the Telgua's purchase price

Dated October 5th of 2001, the State of Guatemala announced, by means of publication in the Diario de Centro America – Diario Oficial de la Republica de Guatemala (Bulletin of Central America - Republic of Guatemala's Official Bulletin), the government decision issued by the President of the Republic of Guatemala in Council of Ministers (Cabinet) establishing the main terms and conditions of the transaction agreements achieved between the State of Guatemala and the firms ACT and Telgua. By means of the mentioned government decision, the State of Guatemala instructed the Nation's Attorney General in order that for and in behalf of the State of Guatemala, said party execute and sign the transaction agreement by means of which an end shall be put to the contentious proceedings initiated by the State of Guatemala during the year 2000 for the reversion of the privatization process be means of which Telgua was privatized, contentious proceedings better known as detrimental / prejudicial suits. Dated October 31st of 2001, the parties entered into the transaction agreement previously referred to. By means of this transaction

agreement, Telgua agreed, among other things, to carry out a development plan for fixed, mobile, rural and internet telephony for the territory of Guatemala, which development plan must be accomplished in a 3 year period and must include an investment of at least Q.1,950,000,000.00 (approximately U.S.$246,000,000.00) and the establishment of a total of 380,000 lines applied to public, mobile and rural telephony. In addition, as part of this transaction agreement, ACT agreed to pay to Empresa Guatemalteca de Telecomunicaciones (Guatel) the amount of U.S.$350,156,986.00, which amount corresponds to the balance of the Telgua stock purchase agreement entered into between Guatel, as the selling party and ACT, as the purchasing party, in October of 1998, plus the interest caused to the effective date of payment. On October 31st of 2001, ACT paid Guatel the amount of U.S.$451,846,298.56, the amount corresponding to the balance of the previously cited Telgua stock purchase agreement, plus the interest caused to that date. On that same date, Guatel instructed Citibank, N.A., in its capacity as pledge / chattel mortgage holder, to release the pledge (guarantee) established in 1998 on 95% of the shares representing Telgua's capital stock as guarantee of the payment of the price of the purchase of Telgua's stock. By virtue of the multi – cited transaction agreement, the State of Guatemala, ACT and Telgua agreed to the complete and total abandonment of the contentious proceedings known as detrimental / prejudicial suits, as well as of any other action relate to such suits. At the date of the present information brochure, and for matters related to the procedural state of the suits and proceedings in question, the abandonment proceedings had not yet been presented before the competent courts of Guatemala.

Telcom Americas

Reorganization

Dated February 8th of 2002, America Movil, BCI and SBC signed the agreements by means of which the reorganization was formalized of the assets in Latin America that they posses through Telecom Americas, the main object of which was to convert Telecom Americas into a vehicle focused exclusively on the telecommunications market in Brazil. As a result of the reorganization, America Movil contributed to Telecom Americas the stockholding it has in the Brazilian operator Algar Telecom Leste, S.A. (ATL) equivalent to 41% of its capital stock, and in the month of April, it shall contribute the amount of U.S.$80,000,000.00. For its part, Telecom Americas turned over to America Movil (a) the stockholding that it held in the Colombian operator Comunicacion Celular, S.A. (Comcel), equivalent to 77.1 % of its capital stock; (b) the stockholding that it maintained in the Argentine operator Techtel-LMDS Comunicaciones Interactivas, S.A (Techtel), equivalent to 60% of its capital stock; (c) the stockholding it maintained in the Uruguayan operator Telstar, S.A. (Telstar), equivalent to 60% of its capital stock; to America Movil and BCI, in equal portions, the stockholding that it maintained in the Venezuelan operators Genesis Telcom, C.A. (Genesis), equivalent to 59% of its capital stock and Comunicaciones 2163, C.A. (Comunicaciones), equivalent to 51% of its capital stock; and to BCI the stockholding it maintained in the Brazilian operator Canbras Communications Corp. (Canbras), equivalent to 76% of its capital stock. As a result of the above mentioned distributions, Telcom Americas was formed by the Brazilian operators Algar Telecom Leste, S.A. (ATL) in Rio de Janeiro with an economic participation equivalent to 100% of its capital stock; Tess, S.A. (Tess), in the State of Sao Paulo, with an economic participation equivalent to 100% of its capital stock; Telet, S.A. (Telet), in Rio Grande do Sur, with an economic participation equivalent to 81% of its capital stock and Americel, in the Central – Western region of Brazil, that includes the capital Brasilia, with an economic participation equivalent to 81% of its capital stock.

Agreement for the Entrance in Telecom Americas of a New Partner

Dated February 12th of 2002, Telecom Americas entered into an agreement with a financial investor in order that said party make a capital investment in Telecom Americas for U.S. $300,000,000.00. The achieved agreement is subject to the usual closure conditions and it is expected to be concluded during the month of April of 2002.

CCPR

Sale to SBC

Dated January 8th of 2002, America Movil and SBC entered into an agreement by means of which SBC acquired America Movil's 50% stockholding in Cellular Communications of Puerto Rico, Inc (CCPR), a company that operates under the commercial name of *Cingular Wireless*sm. As part of the payment for the purchase of CCPR, SBC and America Movil established an agreement that creates a 3 year option by means of which America Movil could acquire the stockholding that SBC maintains in Telecom Americas. The stockholding that America Movil has to the date of the present Information Brochure in Telecom Americas capital is 46.10% and that of SBC is of 11.89%. The operation was fully consummated on January 28th of 2002.

Comcel

Acquisition of stockholding in the Empresa de Telecomunicaciones de Bogota (TB) and other minor stockholders in Comcel

Dated January 23 of 2002, America Movil and Empresa de Telecomunicaciones de Bogota (ETB), entered into an agreement by means of which America Movil acquired the stockholding owned by ETB in the Colombian cellular operator Comcel, which comes to 13.75% of Comcel's capital. In addition, during the months of December of 2001 and January of 2002, America Movil entered into different agreements with minor stockholders, by means of which it acquired a total number of shares representing Comcel's capital that comes to 0.25%. Through these operations, America Movil's, direct and indirect, stockholding in Comcel comes to 92% of the shares representing the Colombian cellular operator Comcel's capital stock.

Empresas Cablevision S.A. de C.V.

Dated April 9th of 2002, America Movil carried out the sale of its indirect stockholding of 49% of the shares representing Empresas Cablevision, S.A. de C.V.'s capital stock, by means of a secondary public offering of ordinary non – redeemable participation certificates issued on the basis of the shares representing the capital stock of Empresas Cablevision, S.A. de C.V. owned by Sercotel, S. A. de C.V. a direct subsidiary of America Movil. The resources that resulted from the sale were of approximately U.S. $200 million.

AMÉRICA TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2001, 2000 and 1999
with Report of Independent Auditors

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2001, 2000 and 1999

Contents

REPORT OF INDEPENDENT AUDITORS

The Stockholders of
América Telecom, S.A. de C.V.

Financial Statements at December 31, 2000 and 1999

We have audited the accompanying consolidated balance sheets of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries at December 31, 2000 and 1999, whose statements reflect approximately 12% and 10% of total operating revenues and 17% and 5% of total assets, respectively, of the related consolidated totals at such dates. Also, we did not audit the financial statements of certain affiliates at December 31, 2000 and 1999, whose statements reflect approximately 21% and 10% of total assets and 90% and 97% of total equity in results of affiliates, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for such subsidiaries and affiliates, is based solely on the reports of the other auditor.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors mentioned in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Telecom, S.A. de C.V. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for each of the years then ended, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 1 to the accompanying consolidated financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, issued by the Mexican Institute of Public Accountants. The related effects are described in Note 16.

Financial Statements at December 31, 2001

We have reviewed the accompanying consolidated balance sheet of América Telecom, S.A. de C.V. and subsidiaries as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management.

Our review consisted primarily of applying analytical review procedures and interviewing Company officers who are responsible for financial and accounting matters. Such a review does not constitute an examination made for the purpose of expressing an opinion on the financial statements taken as a whole, as required by auditing standards generally accepted in Mexico. Therefore, we do not express any opinion on the financial statements at December 31, 2001 and for the year then ended.

During our review we did not observe any situation that would require a change in the accompanying consolidated financial statements at December 31, 2001 for such statements to be presented in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Francisco Alvarez

Mexico City, Mexico
March 22, 2002

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	December 31		
	2001	2000	1999
	(Unaudited)		
Assets			
Cash and short-term investments	**Ps 2,527,997**	Ps 23,178,306	Ps 39,011,149
Marketable securities (Note 3)	**10,609,615**	1,668,818	4,580,022
Accounts receivable, net (Note 4)	**4,424,665**	4,557,876	1,837,544
Related parties (Note 14)	**1,674,030**	860,776	563,046
Inventories, net (Note 5)	**3,408,221**	3,700,367	2,268,302
Prepaid expenses and other assets	**628,793**	585,066	336,834
Total current assets	**23,273,321**	34,551,209	48,596,897
Plant, property and equipment, net (Note 6)	**39,977,826**	34,175,114	13,127,575
Licenses, net (Note 7)	**2,474,352**	2,488,372	2,136,705
Investments in affiliates and others (Note 8)	**23,432,862**	13,242,797	3,357,143
Goodwill, net (Note 8)	**4,257,251**	7,317,499	1,966,332
Total assets	**Ps 93,415,612**	Ps 91,774,991	Ps 69,184,652
Liabilities and stockholders' equity			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 11)	**Ps 7,959,960**	Ps 12,091,437	Ps 1,257,387
Accounts payable and accrued liabilities (Note 10)	**9,550,025**	10,852,410	5,427,314
Taxes payable	**1,185,716**	544,369	688,054
Related parties (Note 14)	**322,207**	20,056	2,926,988
Deferred revenues and credits	**1,494,842**	1,184,079	806,972
Total current liabilities	**20,512,750**	24,692,351	11,106,715
Long-term debt (Note 11)	**18,272,670**	2,288,495	4,238,479
Deferred taxes (Note 16)	**2,003,900**	2,635,991	-
Total liabilities	**40,789,320**	29,616,837	15,345,194
Stockholders' equity (Note 15):			
Capital stock	**3,915,739**	3,915,739	3,915,739
Premium on sale of shares	**365,651**	365,651	365,651
Retained earnings:			
Prior years	**7,279,657**	7,022,064	5,952,169
Net (loss) income for the year	**(158,249)**	257,593	1,069,895
	7,121,408	7,279,657	7,022,064
Other accumulated comprehensive income items	**2,259,862**	4,000,009	4,293,010
Total majority stockholders' equity	**13,662,660**	15,561,056	15,596,464
Minority interest	**38,963,632**	46,597,098	38,242,994
Total stockholders' equity	**52,626,292**	62,158,154	53,839,458
Total liabilities and stockholders' equity	**Ps 93,415,612**	Ps 91,774,991	Ps 69,184,652

See accompanying notes.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Thousands of Mexican pesos, except earnings per share,
with purchasing power at December 31, 2001)

	December 31,		
	2001	2000	1999
	(Unaudited)		
Operating revenues:			
Services:			
Usage charges	**Ps25,680,609**	Ps17,141,754	Ps 7,646,317
Monthly rent	**5,090,312**	4,450,263	3,854,643
Long-distance	**3,850,847**	2,885,814	1,412,153
Other services	**1,786,606**	843,955	499,645
Telephone equipment sales and other:			
Sales of handsets and accessories	**3,618,970**	3,388,903	2,546,157
Other revenues	**1,336,569**	1,384,327	224,281
	41,363,913	30,095,016	16,183,196
Operating costs and expenses:			
Cost of sales and services	**17,741,378**	15,382,063	7,572,974
Commercial, administrative and general	**11,131,369**	8,718,200	4,752,226
Impairment of investments in affiliates (Note 8)	**1,940,557**	-	-
Depreciation and amortization (Notes 6 a 8)	**4,477,174**	3,088,899	1,560,577
	35,290,478	27,189,162	13,885,777
Operating income	**6,073,435**	2,905,854	2,297,419
Comprehensive financing (cost) income			
Interest income	**2,315,487**	6,053,017	9,420,002
Interest expense	**(1,452,283)**	(1,117,068)	(166,667)
Exchange (loss) gain, net	**(345,893)**	239,336	(1,157,411)
Monetary loss, net	**(738,331)**	(3,083,024)	(4,935,938)
	(221,020)	2,092,261	3,159,986
Income before income tax and employee profit sharing	**5,852,415**	4,998,115	5,457,405
Provisions for:			
Income tax (Note 16)	**2,994,680**	3,109,432	1,166,247
Employee profit sharing	**190,795**	169,913	118,129
	3,185,475	3,279,345	1,284,376
Income before equity interest in results of affiliates and minority interest	**2,666,940**	1,718,770	4,173,029
Equity in results of affiliates	**(3,700,658)**	(1,031,744)	15,646
(Loss) income before minority interest	**(1,033,718)**	687,026	4,188,675
Minority interest in results of subsidiaries	**875,469**	(429,433)	(3,118,780)
Majority net (loss) income	**Ps(158,249)**	Ps 257,593	Ps 1,069,895
Majority net (loss) income per share (Note 15)	**Ps(0.0420)**	Ps 0.0681	Ps 0.2846

See accompanying notes.

AMÉRICA TELECOM, S.A. DE C
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockh

(Thousands of Mexican pesos with purchasing power a

	Capital stock	Premium on sale of shares	Retained earnings: Reserve for purchase of Company's own shares	Retained earnings: Unappropriated	Retained earnings: Total	(acc comp inco
Balance at December 31, 1998	Ps 3,915,739	Ps 365,651		Ps 5,952,169	Ps 5,952,169	4
Comprehensive income:						
Net income for the year				1,069,895	1,069,895	
Other comprehensive income items:						
Result from holding nonmonetary assets						(
Comprehensive income						
Balance at December 31, 1999	3,915,739	365,651		7,022,064	7,022,064	4
Minority interest						
Comprehensive income:						
Net income for the year				257,593	257,593	
Other comprehensive income items:						
Result from holding nonmonetary assets						(
Comprehensive loss						
Balance at December 31, 2000	3,915,739	365,651		7,279,657	7,279,657	4
Minority interest						
Increase in reserve for purchase of:						
Company's own shares			**Ps. 1,500,000**	**(1,500,000)**		
Comprehensive loss						
Net loss for the year				**(158,249)**	**(158,249)**	

Other comprehensive income items:												
Result from holding nonmonetary assets												(1
Comprehensive loss												
Balance at December 31, 2001 (unaudited)	**Ps.**	**3,915,739**	**Ps.**	**365,651**	**Ps.**	**1,500,000**	**Ps.**	**5,621,408**	**Ps.**	**7,121,408**	**Ps.**	**2**

See accompanying notes.

AMÉRICA TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power at December 31, 2001)

	Year ended December 31, 2001 (Unaudited)	2000	1999
Operating activities:			
Majority net (loss) income	**Ps(158,249)**	Ps 257,593	Ps 1,069,895
Add (deduct) items not requiring the use of resources:			
Depreciation	**3,568,137**	2,247,536	1,194,875
Amortization	**909,037**	841,363	365,702
Deferred income tax	**(272,555)**	1,607,617	-
Deferred employee profit sharing	-	20,352	-
Impairment of investments in affiliates	**1,940,557**	-	-
Equity in results of affiliates	**3,700,658**	1,031,744	(15,646)
Minority interest in results of subsidiaries	**(875,469)**	429,433	3,118,780
Changes in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable	**133,211**	(1,645,411)	(468,369)
Prepaid expenses	**(43,727)**	(119,926)	(115,359)
Inventories	**292,146**	(1,170,437)	(1,845,468)
Increase (decrease) in:			
Accounts payable and accrued liabilities	**(1,302,385)**	3,617,408	3,996,896
Related parties	**(813,254)**	(384,842)	(227,527)
Deferred revenues and credits	**310,763**	411,788	67,039
Taxes payable	**914,594**	(321,712)	120,808
Resources provided by operating activities	**8,303,464**	6,822,506	7,261,626
Financing activities:			
New loans	**18,540,014**	18,303,602	5,202,151
Repayment of loans	**(6,687,316)**	(9,419,536)	(228,718)
Related parties	-	(2,906,932)	-
Decrease in capital stock and retained earnings due to purchase of Company's own shares	**(6,844,559)**	-	-
Resources provided by financing activities	**5,008,139**	5,977,134	4,973,433
Investing activities::			
Investment in plant, property and equipment	**(11,068,757)**	(15,515,183)	(6,955,035)
Investment in subsidiaries and affiliated companies	**(13,687,826)**	(16,333,282)	(4,686,177)
Initial cash from companies acquired	-	394,156	-
Investment in licenses	**(264,532)**	(89,378)	-
Investment in marketable securities	**(8,940,797)**	2,911,204	(4,580,022)
Resources used in investing activities	**(33,961,912)**	(28,632,483)	(16,221,234)
Net decrease in cash and short-term investments	**(20,650,309)**	(15,832,843)	(3,986,175)
Cash and short- term investments at beginning of year	**23,178,306**	39,011,149	42,997,324
Cash and short-term investments at end of year	**Ps 2,527,997**	Ps 23,178,306	Ps39,011,149

See accompanying notes.

1. Description of Business

a) Carso Global Telecom, S.A. de C.V. Spin-off

The spin-off from Carso Global Telecom, S.A. de C.V. (Telecom) of the entities comprising América Telecom, S.A. de C.V. and its subsidiaries (collectively, the Company or América Telecom) was approved by Telecom stockholders at an extraordinary stockholders' meeting held on November 30, 2001. In the spin-off, each holder of Telecom shares became the owner of an equal number of América Telecom shares of the corresponding class. As a result of the spin-off, América Telecom was established as a Mexican corporation, independent of Telecom, to which certain assets, liabilities and equity were transferred (basically the investment in América Móvil, S.A. de C.V. and subsidiaries).

Teléfonos de Mexico, S.A. de C.V. (Telmex), a subsidiary of Telecom, and Radiomóvil Dipsa, S.A. de C.V. (Telcel), an important subsidiary of América Telecom, have extensive operational relationships, including among others, the interconnection of their respective networks and the use of facilities, particularly the co-location of switching equipment on premises owned by Telmex. These operational relationships are subject to various agreements, which, for the most part, were in place prior to the spin-off. Most of these agreements are subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those of other agreements with unrelated parties.

Neither Telecom nor América Telecom owns any capital stock in the other; however, both companies are controlled by the same group of stockholders. The relationship between Telecom and América Telecom will be limited to: (a) agreements related to the implementation of the spin-off and (b) commercial relationships in the ordinary course of business between a major fixed-line network operator and a major wireless network operator as described above.

b) Operations

América Telecom is a leading provider of wireless communications services in Mexico through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trademark "Telcel". América Telecom provides Mexico's only nationwide cellular telecommunications services.

América Telecom has subsidiaries and equity investments in affiliated companies in the telecommunications sector in Guatemala, Ecuador, Brazil, Argentina, Colombia, Venezuela, Spain, Puerto Rico and the United States.

1. Description of Business (continued)

América Telecom's equity interest in its principal subsidiaries and affiliated companies as of December 31, 2001, 2000 and 1999 is as follows:

Name of Company	Location	Equity interest at December 31, 2001 (Unaudited)	2000	1999
Subsidiaries:				
América Móvil, S.A. de C.V.	Mexico	**31.6%**	27.8%	23.8%
Sercotel, S.A. de C.V.	Mexico	**100.0**	100.0	100.0
Radiomóvil Dipsa, S.A. de C.V.	Mexico	**100.0**	100.0	100.0
TracFone Wireless, Inc.	U.S.A.	**97.8**	97.4	88.3
América Central Tel, S.A. (ACT)	Guatemala	**94.9**	85.6	
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	**93.8**	81.3	
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	**93.8**	90.8	
Consorcio Ecuatoriano de Telecomunicaciones, S.A., (Conecel)	Ecuador	**61.3**	60.0	
Consorcio Empresarial de Comunicaciones,	Mexico	**99.9%**		
Affiliates:				
Telecom Américas, Ltd.	Bermuda	**45.5**	44.3	
ATL-Algar Telecom Leste, S.A.	Brazil	**26.8**	22.1	
Americel, S.A.	Brazil	**34.1**	7.2	
Telet, S.A.	Brazil	**35.3**	7.2	
Tess, S.A.	Brazil	**45.5**		
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	**27.3**	60.0	
Canbrás Communications Corp.	Canada	**34.6**	31.3	
Comunicación Celular, S.A.	Colombia	**35.3**	30.3	
Occidente y Caribe Celular, S.A.	Colombia	**34.8**	22.9	
Genesis Telecom, C.A.	Venezuela	**26.8**	22.5	
ATL-Algar Telecom Leste, S.A.	Brazil	**41.0**		
CompUSA, Inc.	U.S.A.	**49.0**	49.0	
SBC International Puerto Rico, Inc.	Puerto Rico	**50.0**	50.0	
Empresas Cablevisión, S.A. de C.V.	Mexico	**49.0**	49.0	49.0
Organización Recuperadora de Cartera, S.A. de C.V.	Mexico	**45.0**		
Iberbanda, S.A. (antes FirstMark Comunicaciones España, S.A.)	Spain	**18.6**	17.5	
Network Access Solutions	U.S.A.	**2.0**	5.9	

América Telecom through its subsidiaries, Telcel, Sercom and Conecel, has licenses to install, operate and manage mobile telecommunication services in Mexico, Guatemala and Ecuador, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015. The licenses in Ecuador and Guatemala will expire between the years 2009 and 2014, respectively. As payment for the licenses awarded in Mexico (except as mentioned in the following paragraph), the Mexican federal government receives a percentage of Telcel's revenues, ranging from 4% to 10% of annual gross revenues derived from the licenses and generated in Mexico.

1. Description of Business (continued)

In 1997 and 1998, the Mexican federal government awarded Telcel additional licenses to those mentioned in the preceding paragraph to operate a nationwide wireless network using the 800-megahertz (Band B) radio spectrum and to use the 1800-1900 megahertz (Band D) radio spectrum to provide personal communication services (PCS) in the nine regions into which Mexico is divided. The licenses are for 20 years and required a single payment of Ps. 45,457 and Ps. 1,778,134, respectively. The term of these licenses may be extended at the discretion of the federal government.

Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom), ACT's subsidiary, holds licenses in Guatemala to operate its cellular network on different frequencies for 15 years. Sercom paid approximately US$ 20 million for these licenses.

Since 1994, Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) has held licenses to operate a cellular network and provide teleport services in Ecuador for a period of 15 years. In May 1998, Conecel paid in advance US$ 53 million for the concession rights.

Under the terms of licenses granted to Telcel, and under the Mexican Federal Telecommunications Law, the Company may freely set rates for licensed services. Rates do not require authorization from the Communications Ministry; however, the Company must publish and register them with the Ministry.

Revenues of Telcel, Telgua, Sercom and Conecel include usage charges, monthly rent, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

TracFone Wireless, Inc. (TracFone) resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone's software. TracFone does not own cellular infrastructure but purchases airtime from carriers throughout the United States. Revenues derived from the sale of cellular telephones are incidental to TracFone's main business of reselling cellular airtime. TracFone services are provided within the continental United States.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector.

At December 31, 2001, America Telecom holds 31.6% (27.8% and 23.8% in 2000 and 1999 respectively) of the outstanding shares of América Móvil. Of this percentage, América Telecom holds 61.8%, 55.2% and 42.4% of the voting shares of América Móvil in 2001, 2000 and 1999, respectively.

2. Significant Accounting Policies (continued)

a) Consolidation (continued)

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The minority interest relates to the Company's foreign subsidiaries.

b) Revenue recognition

Revenues are recognized at the time services are provided. All services provided by Telcel, Telgua, Sercom and Conecel are billed monthly based on the rates approved by the regulatory authorities in the respective countries.

Revenues from the sale of prepaid plans (calling cards) are deferred and recognized as a customer uses the airtime or when the card expires. Basic monthly rent under other than prepayment plans is billed in the month prior to service and recognized as revenue in the month the service is provided. Revenues from minutes over the maximum allotted are recognized at the time the service is provided.

Telcel generally does not charge activation fees to its customers; however, in certain regions of Mexico, depending upon market and competition strategies, certain activation fees are charged. Telcel recognizes these fees, as well as the cost incurred to obtain a customer, in the statement of operations when the fees are billed. Telgua's revenues from telephone line installation fees are deferred based on the estimated useful life of subscribers.

TracFone's sales of airtime are deferred and recognized as revenues when a customer uses the airtime.

Sales of handsets and accessories are recorded as revenue upon shipment, provided that no Company obligation remains and that collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under other than prepayment plans is charged to income at the time the respective agreements are signed.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, located in Guatemala, Ecuador, Argentina, Brazil, Spain, Puerto Rico and the United States, which in the aggregate account for approximately 22%, 23% and 10% of the Company's total operating revenues, and approximately 35%, 31% and 5% of the Company's total assets in 2001, 2000 and 1999, respectively, are translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

2. Significant Accounting Policies (continued)

c) Basis of translation of financial statements of foreign subsidiaries (continued)

All balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of operations amounts were translated at the prevailing exchange rate at the end of the reporting period.

At December 31, 2001, 2000 and 1999, translation effects aggregated Ps. (343,665), Ps. (535,952) and Ps. (71,572), respectively, and are included in stockholders' equity under the caption Other accumulated comprehensive income items.

The financial statements of foreign subsidiaries and affiliates that are included in the Company's financial statements at December 31, 2000, were translated into constant Mexican pesos by restating the balances to constant units in the local currency, using the inflation rate of the country in which the subsidiary or affiliate is located, before being translated into Mexican pesos at the exchange rate at the end of the reporting period.

d) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the MIPA. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of December 31, 2001. Accordingly, the financial statements have been restated as follows:

The financial statements for the year ended December 31, 2000 were restated to constant pesos as of December 31, 2001 based on Mexican accounting Bulletin B-15, applying the common restatement factor of 3.10% to consolidate amounts at such dates. The factor was determined on the weighted average in relation to sales for each of the currencies included in the financial statements.

Plant, property, equipment and construction in progress were restated as described in Note 6.

Inventories are presented at estimated replacement cost, not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

Capital stock, retained earnings and other nonmonetary assets were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México.

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, which at December 31, 2001 aggregates Ps. 14,988, the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 6) and restatement based on the NCPI, and the effect of translation of foreign entities.

2. Significant Accounting Policies (continued)

d) Recognition of the effects of inflation (continued)

The net monetary loss represents the impact of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations as a part of the Comprehensive financing (cost) income.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position,* specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, unrealized monetary and foreign exchange gains and losses are not included in the determination of resources provided by operations.

e) Cash and short-term investments

Cash and short-term investments are represented principally by bank deposits and highly liquid investments with maturities of three months or less. Such investments are stated at cost plus accrued interest. The stated value is not in excess of market value.

f) Marketable securities

Marketable securities, presented at market value, are held for trading purposes and include corporate and foreign government bonds, notes and equity securities.

g) Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts that are more than 90 days old.

h) Plant, property and equipment

Depreciation is computed on the restated value of telephone plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use. Average annual depreciation rates are as follows:

Telephone plant	10% to 33%
System performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

Telcel's cost of installed telephone equipment used to provide cellular telephone service in rural areas and fixed cellular telephone service in urban areas is depreciated over a 3 year period, based on the estimated useful lives of the telephone equipment.

2. Significant Accounting Policies (continued)

i) Leasehold improvements

These investments are restated based on the NCPI and consist of costs incurred in remodeling the building where the Company's offices are located. Amortization is computed over a 3 year period which in general corresponds to the term of the lease agreement.

j) Licenses

The licenses to operate wireless telecommunications networks in Mexico are restated using the NCPI. Amortization is computed based on the restated value, using the straight-line method over the initial term of the license. The wireless mobile (PCS) licenses to operate in Guatemala and Ecuador are being amortized at 6% annually.

k) Equity investments in affiliates

The investment in shares of affiliates in which the Company holds an equity interest of 10% or more is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are determined (see Note 8).

l) Goodwill

Through December 31, 1999, the Company amortized the goodwill derived from the acquisition of subsidiaries and affiliates over a 5 year period. During 2000, the Company decided to change the amortization period of goodwill to 10 years, which is consistent with amortization practices in the wireless telecommunications industry.

m) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

n) Employee benefits obligations

The cost of seniority premiums is recognized during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican accounting Bulletin D-3, issued by the MIPA (see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

2. Significant Accounting Policies (continued)

o) Income tax and employee profit sharing

Requirements of Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the MIPA, went into effect on January 1, 2000. The new Bulletin modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Accordingly, the income tax provision includes both current year and deferred income tax. See Note 16 for additional information.

Bulletin D-4 does not significantly affect how deferred employee profit sharing is accounted for.

p) Comprehensive income

Requirements of Mexican accounting Bulletin B-4, *Comprehensive Income,* issued by the MIPA, went into effect on January 1, 2001. Comprehensive income in América Móvil represents the net result of the period presented in the statement of operations plus the result of the period from holding nonmonetary assets, the effects of translation of foreign entities and the effect of deferred taxes applied directly to stockholders' equity.

q) Earnings per share

The Company determined earnings per share by dividing current year net income by the average weighted number of shares issued and outstanding during the period as specified in Mexican accounting Bulletin B-14, *Earnings per share*, issued by the MIPA. To determine the average weighted number of shares issued and outstanding in 2001, the shares purchased by the Company have been excluded from the computation.

r) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

s) Concentration of risk

The Company invests a portion of its surplus cash in deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any important losses in its marketable securities. América Móvil does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the trade credit risk.

The Company operates internationally; consequently, it is exposed to market risks for fluctuations in exchange rates.

2. Significant Accounting Policies (continued)

s) Concentration of risk (continued)

Approximately 67%, 60% and 92% of the Company's aggregate interconnection expenditures in its cellular network for the years ended December 31, 2001, 2000 and 1999, respectively, represented purchases from one supplier; approximately 75% of the aggregate cost of telephone equipment for such periods represented purchases from three suppliers; and approximately 90% of telephone plant purchases were made from two suppliers.

If any of these suppliers fails to provide the Company with services or equipment on a timely and cost-effective basis, the Company's business and results of operations could be adversely affected.

t) Financial instruments

Requirements of the new Mexican accounting Bulletin C-2, *Financial Instruments,* issued by the MIPA, went into effect on January 1, 2001. This new bulletin established the rules to be observed by issuers of, and investors in, financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivative) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for those instruments that are considered to be and that actually function as asset and liability hedges. The Company enters into short-term exchange hedges to offset the risk of loss on certain US dollar denominated transactions. Exchange gains and losses under these contracts are credited or charged to income using the accrual method, net of the gains or losses on the hedged liabilities. In 2001, the observance of the requirements of Bulletin C-2 had no material effects, nor were there any equivalent transactions of importance in 2000.

u) Reclassifications

Some amounts shown in the 2000 and 1999 financial statements have been reclassified for uniformity of presentation with 2001

3. Marketable Securities

The following is a summary of marketable securities, all of which were classified as "for trading", as of December 31, 200, 2000 and 1999:

	2001		2000		1999	
	Cost	**Fair value**	Cost	Fair value	Cost	Fair value
	(Unaudited)					
Foreign government bonds	**Ps. 746,466**	**Ps. 762,983**	Ps. 1,448,152	Ps 1,526,027	Ps.2,319,333	Ps 2,356,636
Corporate bonds	**2,828,629**	**3,031,953**				
Notes	**6,239,122**	**6,393,461**				
Equity securities	**421,218**	**421,218**	145,110	142,791	2,500,243	2,223,386
	Ps. 10,235,435	**Ps. 10,609,615**	Ps. 1,593,262	Ps. 1,668,818	Ps.4,819,576	Ps. 4,580,022

3. Marketable Securities (continued)

The Company included in 2001, 2000 and 1999, under comprehensive financing cost, unrealized gains in its marketable securities for Ps. 374,180, Ps. 75,556 and Ps. 239,54, respectively.

4. Accounts Receivable

Accounts receivable consists of the following:

	2001	2000	1999
	(Unaudited)		
Subscribers	**Ps 2,536,466**	Ps 1,779,662	Ps 1,197,206
Retailers	**1,529,583**	475,048	177,518
Williams International, Ltd		697,783	-
Creditable taxes	**121,895**	1,417,347	274,152
Others	**379,392**	528,330	346,435
	4,567,336	4,898,170	1,995,311
Less: Allowance for doubtful accounts	**(142,671)**	(340,294)	(157,767)
Total	**Ps 4,424,665**	Ps 4,557,876	Ps 1,837,544

5. Inventories

Inventories consist of the following:

	2001	2000	1999
	(Unaudited)		
Cellular telephones and accessories	**Ps. 3,434,960**	Ps. 3,712,696	Ps. 2,285,186
Less:			
Reserve for obsolete inventory	**(26,739)**	(12,329)	(16,884)
Net	**Ps. 3,408,221**	Ps. 3,700,367	Ps. 2,268,302

6. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	2001	2000	1999
	(Unaudited)		
Telephone plant and equipment	**Ps. 32,966,811**	Ps.26,301,005	Ps.11,573,830
Land and buildings	**4,540,649**	950,351	109,326
Other assets	**6,694,803**	2,579,202	1,596,221
	44,202,263	29,830,558	13,279,377
Accumulated depreciation	**(13,365,067)**	(7,194,193)	(3,960,507)
Net	**30,837,196**	22,636,365	9,318,870
Construction in progress and advances to equipment suppliers	**7,124,127**	7,778,289	3,392,481
Inventories for use in construction of the telephone plant	**2,016,503**	3,760,460	416,224
Total	**Ps. 39,977,826**	Ps.34,175,114	Ps.13,127,575

6. Plant, Property and Equipment (continued)

Included in plant, property and equipment are the following assets held under capital leases:

	2001 (Unaudited)	2000	1999
Assets under capital lease	Ps. 43,835	Ps. 43,835	Ps. 127,866
Accumulated depreciation	(37,669)	(13,727)	(28,441)
	Ps. 6,166	Ps. 30,108	Ps. 99,425

b) Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was Ps. 3,568,137 ,Ps. 2,247,536 and Ps. 1,194,875 respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were restated based on the acquisition date and cost, applying the factor based on the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present telephone plant, property and equipment in the financial statements. At December 31, 2001, 2000 and 1999 this caption was restated as follows:

- The December 31, 1996 appraisal value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraisal value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2001, approximately 88% of the value of the telephone plant, property and equipment (90% in 2000 and 85% in 1999) has been restated using specific indexation factors.

d) Following are the plant, property and equipment amounts at December 31, 2001, 2000 and 1999, restated on the basis of the 2001 NCPI (starting with the appraisal values at December 31, 1996), to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

6. Plant, Property and Equipment (continued)

	2001 (Unaudited)	2000	1999
Telephone plant and equipment	**Ps. 35,490,271**	Ps. 26,683,849	Ps. 12,069,390
Land and buildings	**4,908,137**	951,462	109,326
Other assets	**6,975,764**	2,579,202	1,708,352
	47,374,172	30,214,513	13,887,068
Accumulated depreciation	**(13,639,717)**	(7,495,513)	(4,221,793)
Net	**33,734,455**	22,719,000	9,665,275
Construction in progress and advances to equipment suppliers	**7,124,127**	7,785,525	3,422,435
Inventories for use in construction of the telephone plant	**2,016,503**	3,760,460	416,224
Total	**Ps. 42,875,085**	Ps. 34,264,985	Ps. 13,503,934

7. Licenses

An analysis of the cost of licenses at December 31, 2001, 2000 and 1999 is as follows:

	2001 (Unaudited)	2000	1999
Investment	**Ps. 3,565,586**	Ps. 3,301,054	Ps. 2,707,754
Accumulated amortization	**(1,091,234)**	(812,682)	(571,049)
Total	**Ps. 2,474,352**	Ps. 2,488,372	Ps. 2,136,705

Amortization expense for the years ended December 31, 2001, 2000 and 1999 was Ps. 278,552, Ps. 241,633 and Ps. 161,725, respectively.

8. Investments

An analysis at December 31, 2001 and 2000 is as follows:

	2001 (Unaudited)	2000	1999
Investments in:			
Affiliates	**Ps. 22,879,542**	Ps. 12,320,410	Ps. 3,252,445
Other investments	**553,320**	922,387	104,698
	Ps. 23,432,862	Ps. 13,242,797	Ps. 3,357,143

Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2001, 2000 and 1999, and a brief description of major acquisitions is as follows:

8. Investments (continued)

	2001	2000	1999
	(Unaudited)		
Telecom Américas Ltd.	**Ps. 12,964,146**	Ps. 4,928,961	
CompUSA, Inc.	**3,914,892**	4,066,625	
SBC International Puerto Rico, Inc.	**2,072,828**	2,471,848	Ps. 2,524,118
ATL Algar Telecom Leste, S.A.	**2,836,215**		
Empresas Cablevisión, S.A. de C.V.	**665,103**	757,100	728,327
Organización Recuperadora de Cartera, S.A. de C.V.	**426,358**		
Iberbanda, S.A.		95,876	
Total	**Ps 22,879,542**	Ps 12,320,410	Ps 3,252,445

(1) Net of a note payable of US$ 90 million.

Telecom Americas

a) In November 2000, the Company entered into an agreement with Bell Canada International Inc. (BCI) and SBC International, Inc. (SBCI) to form Telecom Americas, Ltd., a joint venture company that will serve the three parties as the major vehicle for expansion in Latin America. Under this agreement each party was committed to make the following contributions to the joint venture:

América Móvil contributed to Telecom Americas approximately US$ 164.9 million in cash and US$ 1,007.5 million in notes. In addition, the Company contributed (i) its equity interest in ATL-Algar Telecom Leste S.A. ("ATL") (a Brazilian Band B wireless operator), and (ii) in August 2001, its equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar, S.A., broadband wireless operators in Argentina. The goodwill of Ps. 232,367 generated is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 193,177 and Ps. 232,367, respectively.

BCI contributed notes for approximately US$ 964 million to Telecom Americas. In addition, BCI contributed its equity interest in (i) the Brazilian cellular phone operators Americel, S.A. and Telet, S.A.; (ii) Canbrás Communications Corp., S.A., a Brazilian supplier of cable television and internet access services, (iii) Colombian cellular phone operators Comunicación Celular, S.A. (Comcel) and Occidente y Caribe Celular, S.A. (Occel); and (iv) Genesis Telecom, C.A., a broadband cellular operator in Venezuela.

SBCI contributed its equity interest in ATL.

As a result of the contributions mentioned above, América Móvil and BCI each had a 44.27% equity interest in the capital stock of Telecom Americas and SBCI had an equity interest of 11.46%. Telecom Americas is subject to provisions regulating the rights of each stockholder with respect to management. Basically, these provisions require a consensus by the three stockholders on important decisions affecting Telecom Americas.

b) As mentioned previously, as part of the formation of Telecom Americas, BCI and América Móvil contributed notes for US$ 964 million and US$ 1007.5 million subject to redemption at June 30, 2001. On July 13, 2001, BCI and América Móvil redeemed notes for a total of US$ 275 million and US$ 141 million, respectively.

8. Investments (continued)

In addition, during the first half of 2001 América Móvil, BCI and SBCI contributed US$ 107 million, US$ 97 million and US$ 30 million, respectively, to cover obligations of their affiliates through Telecom Americas.

As a result of these redemptions and contributions, BCI's equity interest in Telecom Americas was reduced to 41.7% (from 44.27%); América Móvil's equity interest was increased to 45.5% (from 44.27%) and SBCI's equity interest was increased to 12.8% (from 11.44%).

c) On February 4, 2002, BCI, SBCI and América Móvil signed agreements for the restructuring of Telecom Americas to maintain exclusively investments in cellular companies in Brazil. These agreements call for Telecom Americas to transfer its 77.1% equity interest in Comcel and 60% equity interest in Techtel to América Móvil; its 76% equity interest in Canbras to BCI; and its 59% equity interest in Genesis equally between América Móvil and BCI. The agreements also call for América Móvil to transfer to Telecom Americas an additional 41% equity interest in the Brazilian ATL plus US$ 80 million in cash. BCI, SBCI and América Móvil's equity interest in Telecom Americas did not change as a result of the restructuring.

e) In January 2002, América Móvil acquired in various transactions a minority equity interest of 14% in Comcel for approximately US$ 55 million. Most of this minority interest was acquired from Empresa de Telecomunicaciones de Bogota, S.A. As a result of the restructuring in Telecom Americas described in the preceding paragraph and the acquisition of the 14% minority interest, América Móvil's equity interest in Comcel was increased to 93%. The above-mentioned agreements will result in the consolidation of Comcel in the results of operations of América Móvil commencing February 2002.

ATL–Algar Telecom Leste

América Móvil indirectly holds a 59% equity interest in ATL through Telecom Americas. América Móvil's interest in ATL was acquired in January 2000 for approximately US$ 248.2 million. In May 2001, América Móvil entered into an agreement with Williams Communications Group, Inc. to acquire from Williams its remaining 41% equity interest in ATL, for a purchase price of US$ 400 million, payable in two installments, one of US$ 300 million, and the other in May 2002, for the remaining US$ 100 million.

Techtel–LMDS Comunicaciones Interactivas

In July 2000, América Móvil acquired a 60% equity interest in Telcel Wireless Argentina, LLC (Telcel Argentina), a partnership with Techint, an Argentinean industrial group, for approximately US$ 148.5 million. Telcel Argentina controls Techtel, a company that provides video and data transfer, as well as added value telecommunications services. América Móvil's interest in Techtel was contributed at fair market value to Telecom Americas in August 2001, resulting in a gain of approximately Ps. 385,101.

8. Investments (continued)

CompUSA

In March 2000, the Company acquired a 49% equity interest in CompUSA, a PC retailer located in Dallas, Texas, for approximately US$ 458.9 million. Goodwill of Ps. 228,075 generated on this acquisition is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 176,394 and Ps. 211,604, respectively.

SBC International Puerto Rico

In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. (SBCI Puerto Rico), for a total consideration of approximately US$244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the US Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC.

In January 2002, the Company sold its 50% interest in SBC International Puerto Rico to SBCI for US$ 106 million in cash plus a three-year note for US$ 173 million at the LIBOR plus a percentage that will be determined based on debt to EBITDA ratio or the option of acquiring from SBCI, 12.8% of its equity interest in Telecom Americas. (If in the three-year period, the equity interest of América Móvil in Telecom Americas reaches 50%, at that time, the option may be exercised immediately.)

Empresas Cablevisión

In 1995, the Company acquired 49% of the capital stock of Empresas Cablevisión, S.A. de C.V. and subsidiaries (Cablevisión). Cablevisión provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

ARBROS Communications

In February 2001, Linsang Partners, LLC (Linsang), the parent company of ARBROS Communications, Inc. (ARBROS) and América Móvil, together with some of its subsidiaries, entered into an agreement to exchange shares. Under this agreement, ARBROS acquired a 100% of the capital stock of Comm South in exchange for a 24.9% equity interest in ARBROS and warrants to acquire additional shares of ARBROS, thus increasing América Móvil's equity interest to 45%. This transaction in the amount of approximately Ps. 1,433,130 was carried out in two stages and was finalized in July 2001.

ARBROS is a voice, data and other telecommunications service supplier to small and medium-size companies, as well as a wholesaler for customers in the northeastern part of the U.S.A.

8. Investments (continued)

Comm South Companies

Comm South is engaged in the re-sale of prepaid local telephone service in 42 states in the U.S.A. As a result of the above-mentioned exchange of shares, at the beginning of 2001, ARBROS acquired 100% of the shares comprising the capital sock of Comm South. As a result of this exchange of shares, the balance of goodwill in the amount of Ps. 655,611 was eliminated.

Telvista Holdings

At the end of June 2001, América Móvil, together with Telmex and Grupo Carso, concluded the incorporation of Technology and Internet Holdings Co. (Telvista), which includes four calling centers in the U.S. América Móvil contributed approximately US$ 46.8 million to acquire a 45% equity interest in Telvista.

Network Access Solutions

In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation (Network Access) a provider of broadband network access services. In March 2000, the Company made additional capital contributions to Network Access and, as a result, increased its equity interest to 5.9%. Total equity investments in Network Access at December 31,2000 aggregated US$ 79 million. No additional contributions were made in 2001.

On August 10, 2001 América Móvil, through Sercotel, entered into a share exchange agreement with Lisang, whereby Lisang acquired from Sercotel 412,500 shares of the preferred stock of Network Access Solutions Corporation in exchange for options to acquire 10.08% of the common stock of Armillaire Technologies, Inc. (Armillaire). The investment in Network Access at December 31, 2000 is included in the Caption other investments.

Other minor acquisitions made by the Company during 2001 and 2000 aggregated Ps. 82,886 and Ps. 515,122, respectively.

At December 31, 2001, the Company recognized an impairment in the value of its equity investments in non-strategic affiliated companies (ARBOS Communications, Inc, Iberbanda, Network Access and Armillaire) through a charge to operations of Ps. 1,940,557.

The equity in the net loss of Telecom Americas includes an impairment in the value of its subsidiaries of Ps. 1,168,292, which is presented in the statement of operations in the caption Equity in results of affiliates.

Investments in subsidiaries

Following is a summary of the most important equity investments in subsidiaries during 2001 and 2000:

8. Investments (continued)

TracFone Wireless

In February 1999, the Company acquired a 55.5% equity interest in TracFone, which is engaged in the resale of prepaid cellular telephone service in the United States. Between June 1999 and December 2001, América Móvil made additional capital contributions to TracFone. As a result of these transactions, as of December 31, 2001, América Móvil owns 97.8% of outstanding common stock of TracFone.

The goodwill of Ps. 1,316,871 generated on these acquisitions is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 1,009,245 and Ps. 1,111,535, respectively.

At December 31, 2001, the total equity investment in TracFone was approximately US$ 452.6 million.

Conecel

América Móvil is the majority stockholder in Conecel, a supplier of cellular telecommunications services in Ecuador. The Company holds directly a 60% equity interest in Conecel and local investors hold the rest. The equity interest in Conecel was acquired in March 2000 for approximately US$ 217 million. During 2001, the Company increased to 61.3% its equity interest. The goodwill of Ps. 2,601,884 generated on this acquisition is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 1,985,970 and Ps. 2,406,645, respectively.

Telgua

In March 2000, the Company acquired an 85.6% equity interest in América Central Tel, S.A. (América Central, formerly Luca, S.A.), which holds a 95% equity interest in Telgua, a wireless and fixed-line telecommunications operator in Guatemala for approximately US$ 171.5 million. In connection with the acquisition of the shares of Telgua, América Central paid US$ 350 million in October 2001 to the Guatemalan Government and US$ 101.7 million to cover 36 months of financing (See Note 11). The goodwill of Ps. 636,975 generated on these acquisitions is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps.486,270 and Ps. 590,124, respectively.

Global Central América, S.A. de C.V. (GCA)

In May 1999 the Company, through Sercotel, established GCA, to which it contributed US$ 65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of US$ 12.4 million and US$ 15.7 million, respectively.

Through GCA, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. During 2001, Sercotel transferred its equity interest in GCA and its Guatemalan subsidiaries to ACT. The goodwill from these acquisitions aggregated Ps. 169,031 and is being amortized over a period of ten years. The unamortized balance of goodwill at December 31, 2001 and 2000 was Ps. 126,950 and Ps. 142,268, respectively.

8. Investments (continued)

Goodwill

An analysis of goodwill at December 31, 2001, 2000 and 1999 is as follows:

	2001 (Unaudited)	2000	1999
Goodwill			
Subsidiaries	**Ps. 4,895,120**	Ps. 7,694,024	Ps. 2,112,033
Affiliates	**460,442**	460,442	58,276
	5,355,562	8,154,466	2,170,309
Accumulated amortization	**(1,098,311)**	(836,967)	(203,977)
Total	**Ps. 4,257,251**	Ps. 7,317,499	Ps. 1,966,332

Amortization expense for the years ended December 31, 2001, 2000 and 1999 was Ps. 630,485, Ps. 599,730 and Ps. 203,977, respectively.

9. Labor Obligations

In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums. It adopted the policy of making contributions to the fund as they were deemed necessary. No contributions were made to the fund in 2001, 2000 and 1999.

The transition asset, past services and variances in assumptions are being amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

In 2001, 2000 and 1999, seniority premium expense aggregated Ps.1,318, Ps. 930 and Ps. 663 respectively.

An analysis of the net period cost for 2001, 2000 and 1999 is as follows:

	2001 (Unaudited)	2000	1999
Service cost	**Ps. 1,254**	Ps. 860	Ps. 677
Financial cost of projected benefit obligation	**203**	148	130
Expected return on plan assets	**(194)**	(165)	(158)
Amortization of past service costs	**(26)**	(16)	(6)
Net period cost	**Ps. 1,237**	Ps. 827	Ps. 643

9. Labor Obligations (continued)

An analysis of the seniority premium reserve at December 31, 2001, 2000 and 1999 is as follows:

	2001 (Unaudited)	2000	1999
Projected benefit obligation	Ps. 4,609	Ps. 3,131	Ps. 2,395
Plan assets	(2,479)	(2,302)	(2,150)
Transition asset	58	64	71
Actuarial gain	832	804	497
Net projected liability	3,020	1,697	813
Additional liability	0	0	0
Current net liability	Ps. 3,020	Ps. 1,697	Ps. 813
Current net obligation	Ps. 4,609	Ps. 3,131	Ps. 2,395

The current net liability was included in the balance sheet under the caption Other accounts payable and accrued liabilities.

The net of inflation rates used to determine the actuarial present values of benefit obligations at December 31, 2001 and 2000 are presented below for each of the economic assumptions.

	2001 (Unaudited)	2000	1999
Discount rate	6.8%	7.8%	6.9%
Rate of compensation increase	1.9%	1.9%	0.9%
Expected return on plan assets	6.8%	6.8%	6.9%

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2001 (Unaudited)	2000	1999
Suppliers	Ps. 8,237,249	Ps. 9,043,301	Ps. 4,368,782
Guarantee deposits	397,324	343,810	327,437
Accrued expenses	688,564	491,835	355,578
Interest payable	212,276	690,891	-
Other	14,612	282,573	375,517
Total	Ps. 9,550,025	Ps. 10,852,410	Ps. 5,427,314

11. Debt

The Company's long-term debt consists of the following:

	Average weighted interest rate			Maturities from 2002 through	Balance at December 31		
	2001	2000	1999	De 2001 a	**2001**	2000	1999
					(Unaudited)		
Mexican pesos denominated debt:							
Lines of credit for the acquisition of telephone plant and equipment	2.2			2008	**Ps. 4,722,099**		
Syndicated loans	3.1			2005	**4,571,150**		
Government of Guatemala (1)		LIBOR+3				Ps. 3,466,004	
Other direct loans	3.0	8.2	9.7	2007	**4,454,768**	3,395,673	Ps. 1,166,342
Lines of credit for the acquisition of handsets	2.8			2002	**1,828,460**		
Working capital loan from Citibank	3.1	8.0	7.7	2006	**1,032,754**	8,809	13,906
Credits extended by suppliers	8.7	8.0		2004	**608,052**	2,014,379	
Financial leases	8.7	20.4	16.5	2004	**215,347**	67,147	101,659
Total					**17,432,630**	8,952,012	1,281,907
Debt denominated in Mexican pesos:							
Domestic senior notes ("Certificados bursátiles")	11.1			2006	**5,000,000**		
Commercial paper		18.5	18.2			4,359,612	843,826
Senior notes	8.9	18.0	26.0		**3,100,000**	1,068,308	3,370,133
Lines of credit	7.9			2002	**700,000**		
Total					**8,800,000**	5,427,920	4,213,959
Total debt					**26,232,630**	14,379,932	5,495,866
Less: short-term debt and current portion of long-term debt					**7,959,960**	12,091,437	1,257,387
Long-term debt					**Ps. 18,272,670**	Ps. 2,288,495	Ps. 4,238,479

Repaid in October 2001 (See Note 8)

The above-mentioned interest rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2001 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.23% (8.61% at December 31, 2000).

An analysis of the foreign currency denominated debt at December 30, 2001 is as follows:

	Foreign currency (in thousands)	**Exchange rate at December 31, 2001 (pesos per unit of foreign currency)**	**Pesos with purchasing power as of December 31, 2001**
			(Unaudited)
US dollar	1,906,810	Ps. 9.1423	**Ps. 17,432,630**

11. Debt (continued)

Long-term debt maturities at December 31, 2001 are as follows:

Year ended December 31,		Amount
2003	Ps.	2,903,109
2004		4,230,693
2005		5,046,766
2006		4,639,855
2007 and thereafter		1,452,247
Total	Ps.	18,272,670

Credit facilities for the acquisition of cellular communications equipment

During the last quarter of 2001, the Company established credit facilities of up to US$ 878 million guaranteed by Telcel (Facility "A" up to US$ 678 million, supported by the Swedish Export Credits Guarantee Board "EKN" and Facility "B" up to US$ 200 million), to purchase cellular communications equipment and services.

At December 31, 2001, the Company has used approximately US$ 528 million from Facility "A", of which US$ 269 million is to be repaid in 14 equal semi-annual installments commencing September 15, 2001. The remaining amount of Facility "A" is to be repaid in 14 equal semi-annual installments commencing March 2002. Interest is payable semi-annually at the LIBOR rate plus 0.20% per annum.

In January 2002, The Company used US$ 200 million available under Facility "B" with maturity in May 2005. Interest is payable annually at the LIBOR rate plus an appropriate margin that will be determined based on debt/EBITDA ratio. Interest is payable at the LIBOR rate plus 1.5% per annum.

Syndicated loan agreement

In July 2001, the Company entered into a syndicated loan agreement with certain lenders and Citibank, N.A. as administrative agent, for US$ 500 million divided into two tranches. The first for US$ 100 million, matures in one year and bearings interest at the LIBOR rate plus 0.625%.

The second tranche for US$ 400 million, matures in February 2005 and bearings interest at the LIBOR rate plus an appropriate margin that will be determined based on debt/EBITDA ratio.

Lines of credit for the acquisition of handsets

During the third quarter of 2001, the Company opened two lines of credit, for up to US$ 100 million each, guaranteed by Telcel, for the acquisition of handsets.

11. Debt (continued)

Loan agreement for the acquisition of cellular equipment

During the first half of 2001, Telcel entered into loan agreements for approximately US$ 277.5 million to purchase cellular telecommunications equipment and services, guaranteed by América Móvil. The facilities are to be repaid in fourteen consecutive semi-annual installments for equal amounts. Interest is payable semi-annually at the LIBOR rate plus 0.20% for US$ 171 million and LIBOR plus 1.65% for US$ 106.5 million.

Domestic Senior Notes ("Certificados Bursátiles")

On August 9, 2001, the National Banking and Securities Commission authorized the Company's program to issue domestic senior notes guaranteed by Telcel, for as much as Ps. 5,000 million.

In August 2001, the Company made the first placement under the program for Ps. 1,500 million, maturing in five years, and bearing interest annual rate of 11.33%, payable semi-annually.

In October 2001, the Company made the second and third placements for a total of Ps. 3,500 million (Ps. 1,750 million each), maturing in April 2003 and October 2006, respectively. The notes bear interest at the four-week interbank "TIIE" rate plus 0.35% and the 182-day "CETES" rate plus 1.20%, respectively.

Line of Credit in Mexican pesos

During the second half of 2001, the Company obtained a revolving line of credit guaranteed by Telcel for up to Ps. 500 million bearing interest at variable rates.

The above-mentioned loans contain certain restrictive covenants, including among others, the maintenance of certain financial ratios, restrictions on contracting any additional debt and restrictions on the sale of the group's assets. As of December 31, 2001, the Company has complied with such restrictive covenants.

Senior notes

In 1999 the Company issued a three-year note for Ps. 3,370,133 payable at maturity on May, 23, 2001. Interest was paid in 39 periods of 28 days each based on the interbank (TIIE) rate and the CETE rate. In 2000 the average interest rate was 18%.

Loans guaranteed by shares

During 2001, America Telecom received a U.S. $ 1,651,100 loan from JP Morgan Chase (Chase). To guarantee the loan, America Telecom placed in trust 9,700,000 ADR's to 194 million América Móvil series "L" shares, which will be returned to America Telecom in 2002, when the loan becomes due and payable. Interest on the loan is payable quarterly at the LIBOR rate plus 1.36%.

11. Debt (continued)

Loans guaranteed by shares

In 2001, Telecom received a loan of U.S.$ 81,651,100 from JP Morgan Chase (Chase). To guarantee the loan Telecom placed in trust 2,119,091 ADR's to 42,381,820 América Móvil series "L" shares, which were returned to América Telecom in 2001. América Telecom paid interest on this loan quarterly, at the annual rate of 4.14%.

12. Foreign Currency Position and Transactions

a) At December 31, 2001, 2000 and 1999, América Telecom had the following foreign-currency denominated assets and liabilities:

	Foreign currency		
	2001	2000	1999
	(Unaudited)		
Assets			
US dollar	4,551,767	5,051,478	1,911,529
Quetzal	8,484,625	2,128,818	389,217
Liabilities			
US dollar	(2,495,612)	(1,004,036)	(475,467)
Quetzal	(1,067,537)	(1,857,575)	(651,669)

The exchange rates used to translate the above-mentioned amounts into Mexican pesos were Ps. 9.14, Ps. 9.59, and Ps. 9.52 per US dollar at December 31, 2001, 2000 and 1999, respectively, and Ps. 1.15, Ps. 1.24 and Ps. 1.24 per quetzal at December 31, 2001, 2000 and 1999, respectively. At March 22, 2002 the exchange rates of the Mexican peso relative to the US dollar and the quetzal were Ps. 9.02 per US dollar and Ps. 1.19 per quetzal.

b) In the years ended December 31, 2001 and 2000, the Company had the following transactions denominated in foreign currencies. Currencies other than the US dollar were translated to US dollars using the average exchange rate for the year.

	US dollar	
	2001	2000
	(Unaudited)	
Net settlement revenues	**609,910**	684,211
Interest income	**176,635**	52,046
Interest expense	**102,130**	58,431
Operating costs and expenses	**1,350,872**	801,096

13. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2001, the Company had the following commitments under non-cancelable leases:

13. Commitments and Contingencies (continued)

Year ended December 31,		Amount
2002	Ps.	1,175
2003		1,002
2004		19
Total		2,196
Less interest	(	90)
Present value of net minimum rental payments		2,106
Less current installments	(	1,100)
Long-term obligations at December 31, 2001	Ps.	1,006

b) As of December 31, 2001, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years. Rent charged to expenses in 2001, 2000 and 1999 aggregated, Ps. 225,271, Ps. 171,968 and Ps. 113,592, respectively. Following is an analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on the appraisal values of the property.

Year ended December 31,		Amount
2002	Ps.	179,217
2003		179,217
2004		179,217
2005		179,217
2006		179,217
	Ps.	896,085

c) Under Mexican legislation, Telmex remains jointly and severally liable for obligations transferred to América Móvil pursuant to the spin-off for a period of three years beginning September 25, 2000, the spin-off date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telmex of such liability and approving the spin-off.

In conformity with clause eleven of the post spin-off master agreement between Telmex and América Móvil, Telmex agrees to indemnify and hold America Móvil harmless from any and all claims resulting from any liability or direct or contingent contingency which was to be paid by Telmex as a result of Telmex's spin-off; and America Móvil agrees to indemnify and hold Telmex harmless from any liability or direct or contingent contingency which was expressly transmitted to be paid by America Móvil as a result of Telmex's spin-off.

- Telmex has guaranteed the ATL indebtedness under certain lines of credit for up to US$ 104.3 million. América Móvil has agreed to compensate Telmex for any liability derived from these guarantees.

- Telmex has guaranteed certain liabilities of Iberbanda, S.A. for up to 5,358.7 million Spanish pesetas (approximately US$ 28.5 million). América Móvil has agreed to compensate Telmex for any liability derived from these guarantees.

13. Commitments and Contingencies (continued)

d) In November 1995, a competitor that provides cellular telephone services reported Telmex and Telcel to the Comisión Federal de Competencia (COFECO) for alleged monopolistic practices.

In July 2001, the COFECO ruled that Telmex was guilty of the related monopolistic practices; however, Telcel was found innocent of all monopolistic practices.

Telmex filed an appeal against the ruling, but the appeal was declared unfounded and denied.

e) In January 2002, COC Services Limited filed a lawsuit against CompUSA in the Dallas County District Court for various alleged breaches of contract and civil liability derived from a letter of intent with respect to retail store franchises in Mexico. The lawsuit also extended to other co-defendants, including among others, Grupo Carso and Grupo Sanborns . COC Services sought payment of US$ 150 million in exemplary damages by CompUSA caused by the breach of contract, tortuous interference under the contract and the possible contract, as well as a conspiracy lawsuit for damages in the amount of US$ 2 million for fraud and punitive damages of US$ 300 million. COC Services also sought to collect interest, as well as legal and court costs.

The case was transferred to the 116 to Dallas County, Texas, District Court, where it was brought before a jury in January and February 2001. In February 2001, the jury handed down its verdict finding all the co-defendants guilty of the various charges brought against them and requiring each one of the co-defendants to pay compensatory and punitive damages. The actual amount awarded to COC Services for punitive damages payable by the defendants is analyzed as follows: US$ 175.5 million by James Halpin, former chairman and chief executive officer of CompUSA; US$ 94.5 million by CompUSA; US$ 67.5 million by other co-defendants; US$ 13.5 million by Grupo Carso; and US$13.5 million by Grupo Sanborns. Based on the verdicts handed down by the jury, the parties filed a brief with the court concerning various legal aspects that affect the final verdict.

On May 18, 2001, the judge reduced the damages payable by Grupo Carso, Grupo Sanborns, other co-defendants , CompUSA and its former chairman and chief executive officer James Halping from US$ 454 million to US$ 121.5 million, or a reduction of 73% with respect to the original award. The judge also dismissed the jury's findings against CompUSA and James Halpin.

Grupo Carso and Grupo Sanborns have undertaken various actions and appealed the verdict in the respective courts of the State of Texas. The appeals are now being heard so it is not possible at the present time to anticipate the eventual outcome. A surety bond has been taken out to guarantee the payment that might derive from the final ruling. Although the awarded amount of damages has been reduced, the defendants plan to continue to take all necessary legal actions for as long as it proves necessary to obtain a ruling exonerating them from the charges.

In addition, COC Services, Ltd. appealed the ruling in order to obtain an award more in line with the jury's verdict and once again include CompUSA and James Halpin. Although the awarded amount was reduced, the plaintiff plans to continue to undertake all necessary legal action for as long as it proves necessary.

13. Commitments and Contingencies (continued)

f) In June 2000, the executive branch of the Guatemalan government made statements concerning the privatization of Telgua, affirming that the actions taken are contrary to the interests of the Guatemalan State. In September 2000 the Guatemalan government commenced judicial proceedings against Guatel, Telgua, America Central Tel, S.A. (formerly Luca, S.A.) and certain other related parties involved in the privatization, alleging improprieties in connection with the privatization and seeking reversal of the process. In October 2001, the Guatemalan State announced an agreement by the President of Guatemala and the cabinet Ministers establishing the basic terms and conditions of the settlement agreements between the Guatemalan State and ACT and Telgua. Under such government agreement, the Guatemalan State ordered the Attorney General to extend and sign in the name and on behalf of the Guatemalan State the settlement agreement to conclude litigious proceedings undertaken by the Guatemalan State during 2000 to reverse the privatization process whereby Telgua was privatized. On October 31, 2001, the parties signed the aforesaid settlement agreement, whereby Telgua agreed, among other things, to undertake a fixed, mobile, rural and internet telephone development project within Guatemala, to be completed within a period of three years and to consist of an investment of at least 1,950 million quetzales (approximately US$246 million) and the criteria of a total of 380,000 public, mobile and rural telephones lines. In addition, as part of the settlement agreement, ACT agreed to pay Empresa Guatemalteca de Telecomunicaciones (Guatel) the sum of US$ 350 million, which was the balance owed under the agreement for the sale of Telgua shares entered into by and between Guatel, as the seller, and ACT as the buyer, in October 1998, plus accrued interest through the date of actual payment. On October 31, 2001, ACT paid Guatel the sum of US$ 452 million, corresponding to the balance owed under the agreement for the sale of the previously mentioned Telgua shares, plus accrued interest at such date.

On this same date, Guatel instructed Citibank NA, as secured creditor, to release the 1998 pledge (guarantee) of 95% of the shares representing the capital stock of Telgua to guarantee payment of the sales price of the shares of Telgua. As a result of the settlement agreement, the Guatemalan State, ACT and Telgua agreed to abandon all litigious proceedings and whatsoever other actions related thereto. At December 31, 2001, for reasons attributable to the status of the related legal actions and proceedings, the abandonment of proceedings had not been undertaken in the competent Guatemala courts.

g) Telgua is the guarantor of payment of US$ 89 million under an agreement by and between Sercom and Nortel, S.A. for the development of a telecommunications project.

h) In May 2001, América Móvil guaranteed a bank loan to ARBROS for up to US$ 100 million.

j) Under Mexican law, Carso Global Telecom, S.A. de C.V. is jointly and severally liable for the obligations transferred to America Telecom, S.A. de C.V. for a period of three years from the date on which the notice of the spin-off resolution was published. However, this responsibility does not extend to any creditor who has granted express consent releasing Telecom from such responsibility and approving the spin-off. Telecom cannot be released from these commitments without the consent of the respective beneficiaries.

14. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 2001, 2000 and 1999:

	2001 **(Unaudited)**	2000	1999
Due from:			
Telecom Américas, Ltd.	**Ps. 1,087,565**		
ARBROS Communications, Inc.	**-**	Ps. 494,865	
Teléfonos de México, S.A. de C.V.	**504,006**	276,946	Ps. 251,975
Sanborns Hermanos, S.A. de C.V.	**39,903**	45,109	57,946
Sears Roebuck, S.A. de C.V.	**24,127**	-	-
Teléfonos del Noroeste, S.A. de C.V.	**10,783**	24,080	22,836
Seguros Inbursa, S.A. de C.V.	**3,753**	10,179	-
Others	**3,893**	9,597	230,289
	Ps. 1,674,030	Ps. 860,776	Ps. 563,046

	2001 **(Unaudited)**	2000	1999
Due to:			
Teléfonos de México, S.A. de C.V.			Ps.2,909,300
Alquiladora de Casas, S.A. de C.V.	**Ps. 224,634**		
Carso Global Telecom, S.A. de C.V.	**39,542**		
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.	**8,412**		
Others	**49,619**	Ps. 20,056	17,688
Total	**Ps. 322,207**	Ps. 20,056	Ps.2,926,988

b) Marketable securities included in 2001, Ps. 5,682,811 of notes issued by an affiliated company.

c) Cash and short-term investments included in 2000, Ps. 11,184,495 of commercial paper issued by an affiliated company, which was realized during 2001.

Interest earned in such instruments for the years ended December 31, 2001, 2000 and 1999 was Ps. 365,595 and Ps. 3,094,530 and Ps. 5,816,252 respectively.

d) In the years ended December 31, 2001, 2000 and 1999 the Company had the following significant transactions with related parties, mainly Telmex:

	2001 **(Unaudited)**	2000	1999
Revenues:			
CPP interconexion fees (1)	**Ps. 7,662,976**	Ps. 5,637,902	Ps 1,852,654
Costs and expenses:			
Payments of long-distance, circuits and others (2)	**3,477,349**	3,354,415	1,310,699
Commercial, administrative and general:			
Advertising	**431,049**	134,621	209,526
Other (revenues) expenses	**(99,987)**	277,007	(15,787)
Interest paid	**5,995**	307,505	92,383

14. Related Parties (continued)

(1) Interconnection fees from the "Calling Party Pays" program (CPP) for incoming calls from a fixed-line telephone to a wireless telephone. Prior to the spin-off, Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the interconnection costs and fees.

(2) Include: a) Interconnection (cost) payments for outgoing calls from the wireless network to the fixed-line network; b) long-distance: payments for the use of national and international long-distance; c) includes buildings and other cellular space leases.

e) Telcel has entered into various leases and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repetitor space, and is able to install its interconnection equipment.

f) The Company purchases materials and services from related parties on terms no less favorable than it could obtain from unaffiliated parties.

15. Stockholders' Equity

a) The issuance of the shares of America Telecom was authorized in a resolution adopted at the same stockholders' meetings held on November 30, 2001, at which the spin-off was approved (see Note 1). Capital stock at December 31, 2001 is Ps. 3,915,739 (Ps. 967,250 nominal amount) and is represented by 3,950,015,728 series A-1 common registered shares with no par value, which constitutes the fixed minimum capital. In addition, in conformity with the Company's bylaws, America Telecom may issue series A-2 variable capital shares. At December 31, 2001, no such variable capital shares have been issued.

b) At the time America Telecom was established, it was agreed to set up a reserve of Ps. 1,500,000 for the purchase of the Company's own shares. In addition, the maximum nominal amount of capital stock that may be used to purchase the Company's own shares is set at Ps. 60,000.

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2001, 2000 and 1999, the shares of Telecom were included. These were 3,765.8 million, 3,784 million and 3,759.6 million respectively. Earnings per share were Ps. (0.0420), Ps. 0.0681 and Ps 0.2846, respectively.

e) At December 31, 2001, 2000 and 1999, other accumulated comprehensive income items include the excess from restatement of stockholders' equity net of deferred taxes in the amount of Ps. 2,259,862, Ps. 4,000,009 and 4,293,010, respectively.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) Mexico

1) Income tax shown in the statement of operations represents the tax determined individually by the Company and each of its subsidiaries. In addition, the Ministry of Finance and Public Credit authorized América Móvil to consolidate for tax purposes with its subsidiaries, except for GCA, effective January 1, 2000.

2) The amount shown under income tax in the consolidated statements of operations corresponds to income tax or asset tax determined individually by each of the consolidated subsidiaries.

3) The statutory income tax rate for 2001 and 2000 was 35%, However, corporate tax-payers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income. The deferred portion of the tax had to be controlled in the so-called "net reinvested tax profit account" (CUFINRE) to clearly identify the earnings on which the taxpayer opted to defer payment of a portion of income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment corporate income tax.

4) The accumulated effect of adopting the new Bulletin D-4 represented a charge of Ps. 1,564,852 to stockholders' equity, recognizing at the same time a liability in the same amount for deferred taxes. The charge to majority stockholders' equity was Ps. 403,262, which is included in Other comprehensive income.

An analysis of income tax charged to results of operations for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001 **(Unaudited)**	2000	1999
Current year income tax of Mexican subsidiaries	**Ps. 3,158,109**	Ps. 1,378,629	Ps. 1,158,680
Current year income tax of foreign subsidiaries	**109,126**	123,186	7,567
Deferred income tax	**(272,555)**	1,607,617	
Total	**Ps. 2,994,680**	Ps. 3,109,432	Ps. 1,166,247

Employee profit sharing as shown in the December 31, 2000 statement of operations includes Ps. 20,352 of deferred employee profit sharing.

5) Following is a reconciliation between Mexican income taxes computed at the statutory tax rate and the effective income tax rate.

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

	December 31	
	2001	2000
	(Unaudited)	
Statutory income tax rate in Mexico	**35.0%**	35.0%
Financing costs	**0.6**	3.8
Goodwill	**0.7**	0.2
Impairment of investments in affiliates	**0.8**	
Others	**5.0**	5.4
Effective tax rate on Mexican operations	**42.1**	44.4
Revenues and costs of foreign subsidiaries	**9.0**	17.8
Effective tax rate	**51.1%**	62.2%

6) The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2001 and 2000, were as follows:

	December 31,	
	2001	2000
	(Unaudited)	
Deferred tax assets		
Liability provisions	**Ps.(441,898)**	Ps.(199,962)
Other	**(77,139)**	(27,473)
Deferred revenues	**(322,739)**	(147,571)
	(841,776)	(375,006)
Deferred tax liabilities		
Fixed assets	**1,296,264**	1,244,039
Inventories	**993,114**	1,190,767
Licenses	**556,298**	576,191
	2,845,676	3,010,997
Deferred income tax liability	**Ps.2,003,900**	Ps. 2,635,991

An annual one-percentage point decrease in the corporate income tax rate was approved, starting in 2003, so that in 2005 and succeeding years the rate will be 32%. The effect this tax rate change will have in future years has not yet been determined, although it is not expected to be material.

7) The Company is legally required to pay employee profit sharing, in addition to the compensations and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2001, 2000 and 1999 was 10% of taxable income.

8) Asset tax, which is a minimum income tax, is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

b) Foreign subsidiaries

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The consolidated pretax loss and tax provisions of these subsidiaries in 2001, 2000 and 1999 were Ps. (2,229,335), Ps. (1,235,847) and Ps. 24,320 and, Ps. 109,126, Ps. 123,186 and Ps. 7,566 respectively.

17. Segments

América Móvil operates primarily in one segment (cellular services); however, as mentioned in Note 1b above, the Company has international telecommunications operations in three different geographic regions: (i) Mexico, (ii) United States and (iii) Central and South America.

The accounting policies of the segments are the same as those described in Note 2.

The following summary shows the most important segment information

	Mexico	United States	Central and South America	Consolidated total
December 31, 2001 (Unaudited)				
Operating revenues	**Ps.32,257,871**	**Ps. 4,320,928**	**Ps.4,785,114**	**Ps. 41,363,913**
Depreciation and amortization	**2,580,573**	**642,322**	**1,254,279**	**4,477,174**
Operating income	**8,090,366**	**(3,175,117)**	**1,158,186**	**6,073,435**
Interest expense	**888,927**	**11,148**	**552,208**	**1,452,283**
Segment assets	**57,518,561**	**24,041,444**	**11,855,607**	**93,415,612**
Plant, property and equipment, net	**30,967,742**	**471,207**	**8,538,877**	**39,977,826**
Goodwill, net	**1,002,493**	**2,841,827**	**412,931**	**4,257,251**
Licenses, net	**1,683,125**	**-**	**791,227**	**2,474,352**
December 31, 2000				
Operating revenues	Ps. 23,252,428	Ps. 3,237,915	Ps. 3,604,673	Ps. 30,095,016
Depreciation and amortization	1,505,785	356,154	1,226,960	3,088,899
Operating income	5,178,167	(2,107,378)	(164,935)	2,905,854
Interest expense	550,284	452,792	113,992	1,117,068
Segment assets	62,925,169	7,784,407	21,065,415	91,774,991
Plant, property and equipment, net	24,839,691	348,084	8,987,339	34,175,114
Goodwill, net	1,120,617	1,710,065	4,486,817	7,317,499
December 31, 1999				
Operating revenues	Ps. 14,576,273	Ps. 1,028,308	Ps. 578,615	Ps. 16,183,196
Depreciation and amortization	1,413,475	26,629	120,473	1,560,577
Operating income	2,892,819	(295,954	(299,446)	2,297,419
Interest expense	107,473	17,434	41,760	166,667
Segment assets	65,316,528	1,453,290	2,414,834	69,184,652
Plant, property equipment, net	11,958,128	234,262	935,185	13,127,575
Goodwill, net	**1,026,306**	940,026	-	1,966,332
Licenses, net	**1,846,296**	-	290,409	2,136,705

18. Subsequent Events

a) On January 31, 2002, América Móvil made a public placement on the Mexican capital market of Ps. 500 million fixed-rate securities, redeemable in five years, plus an additional Ps. 1,250 million in floating rate securities, redeemable in five years. These instruments were issued as part of the new Ps. 5,000 million program recorded by América Móvil with the NBSC.

b) On January 1, 2002, the Mexican Congress approved a tax package which, among other things provides for a new cellular telecommunications service tax. This tax will affect rental payments, as well as payments associated with outgoing calls made by post-payment subscribers. "The caller pays," long-distance calls, interconnection traffic and rural telephone services are exempt from the new tax. The Company is assessing the impact that this new tax will have, as well as the possible measures it may take.

c) See Note 8 to the financial statements for a description of subsequent events as they relate to transactions with affiliated companies.